

05008374

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Metabolic Pharmaceuticals Limited

*CURRENT ADDRESS Level 3, 509 St. Kilda Road
Melbourne, Victoria 3004
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 27 2005
THOMSON
FINANCIAL

FILE NO. 82- 34880 FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: BB

DAT : 5/26/05



metabolic



ANNUAL REPORT

2004

Metabolic is developing innovative therapies to satisfy large and unmet markets



Contents

Directors and other Corporate Information

Directors	Dr Arthur Emmett MB, BS (Chairman) Dr Chris Belyea BSc(Hons), PhD, FIPAA (Managing Director) Dr Evert Vos BSc(Hons), BMedSci, PhD, MD, MFPM Dr Roland Scollay BSc, PhD Mr Patrick Sutch
Company Secretaries	David Kenley BSc, MBL, CPA Belinda Shave
Company	Metabolic Pharmaceuticals Limited ACN 083 866 862
Registered Office	Level 3, 509 St Kilda Road Melbourne, Victoria 3004 Phone +61 3 9860 5700
Bankers	Australia and New Zealand Banking Group Limited Melbourne, Victoria 3000
Auditors	Ernst & Young 120 Collins Street Melbourne, Victoria 3000
Solicitors	Minter Ellison Rialto Towers, 525 Collins Street Melbourne, Victoria 3000
Share Register	Computershare Investor Services Pty Ltd Yarra Falls 452 Johnston Street Abbotsford, Victoria 3067 Phone +61 3 9415 5000
Stock Exchange Listing	Metabolic Pharmaceuticals Limited shares are quoted on the Australian Stock Exchange (ASX code: MBP)
Website	www.metabolic.com.au

Metabolic is conducting the largest human clinical trial undertaken by an Australian biotechnology company





Managing Director's Report

Prinicipal Activities

Metabolic is building a development pipeline of pharmaceutical compounds with the strategic aim of providing important, innovative drugs for world markets. Our primary focus is the clinical development of AOD9604, our most advanced compound, with the goal of providing an improved prescription obesity drug with a revolutionary mode of action.

The principal activities of the Company during and since the period under review were to:

- advance the clinical development of obesity drug AOD9604 by commencing a 300-patient multi-centre Phase 2B clinical trial, with results scheduled to be known in November 2004
- advance the preparation of AOD9604 for future Phase 3 clinical studies by progressing ongoing toxicology studies, manufacturing development and the basic science of AOD9604's mechanism of action
- appoint a US Clinical Advisory Panel on obesity to advise on further AOD9604 clinical development
- in-license ACV1, a peptide compound with potential for the treatment of neuropathic pain, and commence formal preclinical studies in preparation for Phase 1 human clinical trials in early 2005
- continue early preclinical evaluation of other compounds in three separate therapeutic areas – type 2 diabetes, osteoporosis and iron overload – reaching decision points in respect of two of them
- evaluate other potential compounds for possible in-licensing
- move towards establishing a presence in US financial markets.

Operating Model

The Company's operating model is to make optimum use of outsourcing to expert contractors and consultants on a worldwide basis to gain access to the best possible expertise in each facet of the Company's development operations. Metabolic's contracting and consultancy network is worldwide, concentrated mostly in North America and Europe but also increasingly in Australia, covering all aspects of the drug development process including toxicology, manufacture, formulation, clinical trials and regulatory advice.

These outsourcing activities are closely controlled by the Company's growing management team, now numbering six specialists in clinical, preclinical, scientific and manufacturing development.

Metabolic's Board oversees the strategic directions of the Company and has the benefit of high level international experience in finance, clinical development and pharmaceutical marketing.

In tandem with outsourced activities Metabolic's internal laboratory supports key aspects of the preclinical and clinical development and scientific research into basic mechanisms of our development compounds. The laboratory has continued to expand its capabilities as specific needs are identified, with eight scientists now employed in a dedicated leased facility at the Baker Institute AMREP site in Melbourne.

Advanced Obesity Drug AOD9604

Background

Obesity is a condition now suffered by more than 20 percent of the adult population in developed countries, or more than 300 million adults worldwide. In addition, more than 50 percent of adults in developed countries are overweight and are potential candidates for pharmaceutical intervention. Obesity is the Western world's most common health problem.

In recent years, increasing emphasis has been placed by governments throughout the world on this growing public health concern. One US study found that obesity is nearly three times more dangerous than smoking, with the health costs of the obese 77 percent higher than the non-obese, compared with 28 percent higher for smokers.

Because existing medications for obesity fall well short of satisfying patients' needs, the development of improved obesity medications is a high opportunity research area. The best results achieved in clinical trials with these drugs show that there is considerable room for improvement in both efficacy and side effect profile. The limited usefulness and undesirable side effect profile of existing drugs account for the fact that total worldwide annual sales of prescription obesity drugs are only about US$1 billion in a potential market often estimated at US$30 billion or more. The two most popular current drugs act to suppress food intake, either by affecting the brain to reduce appetite or by affecting the gut to reduce absorption of dietary fat.

On the opposite side of the fat storage equation from food intake is the way the body stores and metabolises energy sources. There is a growing interest in understanding and targeting the fundamental metabolic changes which accompany and may exacerbate obesity, loosely grouped under the term "metabolic syndrome" or "syndrome X".

Metabolic's AOD9604

Metabolic's drug, AOD9604, discovered at Monash University, acts on fat metabolism. It has proven to be effective in reducing obesity in laboratory animals through once daily oral administration without affecting food intake.

AOD9604 is modelled on the active fat reducing portion of the human growth hormone molecule. Growth hormone occurs naturally in the body and is involved in promoting growth, particularly in children and adolescents. However, it also has a profound metabolic role throughout life.

Blood levels of growth hormone decline with age, and the obese state also brings about low growth hormone levels as part of the metabolic syndrome. A consequence of the low growth hormone levels is an adverse change in fat metabolism.

Short term experimental clinical trials were conducted by investigators in Europe several years ago using daily injection of the intact natural growth hormone at high doses to obese patients. Their experiments showed increases in fat metabolism and total energy expenditure causing reduced fat mass. However, the experiments also showed unwanted and potent effects on growth together with other undesirable side effects. For this reason, intact growth hormone is not feasible as an obesity treatment and is currently marketed only as a treatment for short stature or other specific growth hormone deficiencies.

In 2003, pharmaceutical companies marketing growth hormone published studies in obese people showing that treatment with very low doses of daily injected intact growth hormone is well tolerated and delivers health benefits including reduced body fat, although the fat loss at these low doses is slow, at about 0.1 kg per week.



Dr Mary Saleh, Vice President – Research (centre) with research staff at Metabolic's laboratory situated at the Baker Institute AMREP site in Melbourne.

In the meantime, Metabolic has been developing AOD9604 through clinical trials. The key idea of the technology, first invented in 1996, is that only a small part of the tail end of the growth hormone molecule is needed to produce the beneficial effects on fat metabolism, and does not produce the undesirable growth effects. AOD9604 is a chemically synthesized molecule that is a close copy of the active small part of the tail end of the growth hormone molecule. In animal studies, AOD9604 has been shown to be effective when dosed orally once per day, retaining the effects of the intact growth hormone molecule on fat metabolism, without the unwanted growth effects.

The Directors believe that AOD9604 may provide a more effective and better tolerated treatment for obesity than existing obesity drugs. If the AOD9604 clinical studies are successful, the drug will be the first obesity drug primarily acting on a specific metabolic deficit in obesity. This targeted approach and anticipated high level of tolerability could lead to a high level of doctor and patient acceptance.

Clinical Development and Supporting Activities

Obesity treatments capture the public imagination and over the centuries many compounds derived from natural plant or animal extracts have been sold accompanied by extravagant weight reducing claims. Such compounds have rarely, if ever, been subjected to the rigors of proper scientific testing.

By contrast, the development of a new prescription pharmaceutical such as AOD9604 is a serious, expensive and rigorous process involving several years of testing. The point of this development is an approved pharmaceutical which doctors can prescribe to their patients with informed knowledge that the drug has been shown to have clinically significant effects in patients compared to placebo, and that the range and frequency of any side effects has been documented.

AOD9604 passed the initial single-dose safety phase of clinical development (Phase 1) in 2001 in non-obese subjects. In 2002, two single-dose Phase 2A trials in obese male subjects established that the drug is active on fat metabolism after both intravenous and oral administration, with encouraging indications on weight reduction measured one week after the single dose.

In early 2003, a double-blind placebo-controlled multiple dose Phase 2A study was completed in 36 obese males, involving one week of daily treatment in a hospital setting at four different dose levels including placebo. The drug was well tolerated, and while the study was primarily





designed to assess multiple dose safety, weight loss trends were shown in the same dose response pattern as seen in animal studies.

With sufficient short term human and animal multiple dose safety data in hand, the Company then proceeded with a definitive human weight loss study. The double-blind placebo-controlled Phase 2B clinical trial is being conducted to international standards at five specialty hospital-based obesity clinics in Melbourne (two sites), Adelaide, Sydney and Brisbane. Professor Gary Wittert of the University of Adelaide is the principal investigator on the trial. Site coordination, data management and statistical analysis is being conducted under contract by Kendle International. An Australian government START Grant is providing a contribution of A$2.1m towards the cost of the trial. This is believed to be the largest clinical trial undertaken by an Australian biotech company.

The primary aim of the Phase 2B trial is to measure weight loss and fat loss after three months of daily oral dosing in 300 obese males and females, compared to placebo. Many safety parameters and other parameters of interest are also being recorded. The trial protocol was designed having regard to previous Phase 2B trials on obesity drugs, and also with input from the Food and Drug Administration, the US regulatory authority, in a meeting held in June 2003. It is expected that the trial design will be sufficient to support entry into the final stage of clinical development, Phase 3, at sites worldwide.

Recruitment of patients commenced in November 2003 and was completed in June 2004. The key results are expected to be known and announced in November 2004 following the end of the double-blind treatment and one-month follow-up period.

In parallel, the two main animal toxicology studies required to support the longer term Phase 3 studies have been completed, with draft reports showing favourable outcomes. Reproductive toxicity studies to allow future clinical trials to include women of child bearing potential are also planned to be conducted before commencement of Phase 3 clinical trials timed for mid 2005.

Based on the current FDA guidelines, Phase 3 requires about 1200 patients treated for one year, with about half of those patients being treated for an extra year as a safety follow-up. However in 2003 the FDA publicly signalled its intention to smooth the regulatory path for approval of obesity drugs and is now in discussion with the industry to decide on the appropriate measures. Consequently the required form of future Phase 3 testing may be substantially different and possibly shorter than the current guidelines.

We have also contracted the assistance of Neuren Ltd to assist in further elucidating the basic biochemical mechanisms of AOD9604's action. Neuren is a biotechnology company associated with the Liggins Institute, New Zealand's premier medical research institute. Scientists in Neuren have particularly relevant experience in the biochemistry of growth hormone, the hormone from which AOD9604 has been modelled. Neuren is conducting key *in vitro* experiments for Metabolic over a six month period to complement the Company's own considerable in-house effort in this area.

Manufacturing Development

In the last year the Company has established, through contractors, two economical and feasible methods of market scale manufacture for AOD9604. One method, developed by Australian manufacturer BresaGen Ltd, involves an adaptation of a well-known recombinant process for making proteins in bacteria. The other method uses well established chemical synthesis methods and is similar to the present method used by the Company so far to manufacture clinical supplies. We expect to proceed with the chemical synthesis method for manufacturing supplies for the Phase 3 clinical trial and market entry, with a possibility of transferring to the very low cost recombinant process in later years. A contract for Phase 3 supply and scale-up to market capacity for the chemical method is currently in negotiation with a European contractor.

US Clinical Advisory Panel

In 2003, Metabolic formed a US Clinical Advisory Panel on obesity, comprising three eminent US opinion leaders in the field, to advise and consult with Metabolic on the further clinical development in the US context. The panel members are:

- Dr Louis Aronne – Vice President of the North American Association for the Study of Obesity.
- Dr George Bray – Boyd Professor at Louisiana State University and Professor of Medicine at the LSU Medical Center.
- Dr Michael Jensen – Professor of Medicine at Mayo Clinic.

Future Partnering

It is common practice for biotech companies such as Metabolic to negotiate an exclusive marketing and distribution deal with a major pharmaceutical company that pays for Phase 3 development in return for upfront and milestone payments together with royalties on sales. In the case of an obesity drug, the ideal marketing partner for Metabolic would be a company with a large general-practitioner directed sales force, particularly with experience in marketing diabetes or cardiovascular drugs.

Metabolic expects to follow the partnering path in some form, and has had numerous preparatory discussions with major global pharmaceutical companies. In the event that the Phase 2B clinical trial results in November 2004 are favourable, we expect to elicit several competing bids for marketing rights and to have available many options for financing further development.



Solid Phase Reactors at PolyPeptide Laboratories Inc, US, where clincial supplies of obesity drug AOD9604 have been manufactured.

More than 50 percent of adults in developed countries are overweight and are potential candidates for pharmaceutical intervention



Publications

The following publications and abstracts of conference presentations summarise the preclinical and clinical data on AOD9604:

Clinical Abstracts and Presentations:

Wittert GA, Belyea C, Vos E, Herd C. *Safety and Pharmacodynamic Effects of Anti-Obesity Compound AOD9604 in Obese Male Patients – Results from a Phase IIA, Double-Blind, Placebo-Controlled Study.* Presented at the Australian Health and Medical Research Congress in Melbourne, November 2002.

Wittert GA, Belyea C, Vos E, Herd C. *Safety and Pharmacodynamic Effects of Anti-Obesity Compound AOD9604 in Obese Men – Results from a Phase IIA, Double-Blind, Placebo-Controlled Study.* Presented at the Endocrine Society 85th Annual Meeting in Philadelphia, June 2003.

Herd C, Wittert G, Belyea C, Vos E. *Safety and Tolerability of Anti-Obesity Compound AOD9604 in Obese Men – Results from a Phase IIA, Double-Blind, Placebo-Controlled Study.* Presented at the North American Association for the Study of Obesity Meeting held in Fort Lauderdale, October 2003.

Herd C. *"AOD9604: A Novel Approach to Altering Fat Metabolism"* presented at the IBC Metabolic Syndrome Conference, Boston, August 2003.

Herd C. *"AOD9604 - An Orally Active Peptide for the Treatment of Obesity"* presented at TIDES 2004 Conference, Las Vegas May 2004. A copy is currently available on the Metabolic website.

Preclinical Publications:

Heffernan MA, Summers RJ, Thorburn, A, Ogru E, Gianello R, Jiang WJ, Ng FM. *The effects of human GH and its lipolytic fragment (AOD9604) on lipid metabolism following chronic treatment in obese mice and beta(3)-AR knock-out mice.* Endocrinology. 2001 Dec;142(12):5182-9.

Heffernan MA, Thorburn AW, Fam B, Summers R, Conway-Campbell B, Waters MJ, Ng FM. *Increase of fat oxidation and weight loss in obese mice caused by chronic treatment with human growth hormone or a modified C-terminal fragment.* International Journal of Obesity & Related Metabolic Disorders. 2001 Oct;25(10):1442-9.

Ng FM, Jiang WJ, Gianello R, Pitt S, Roupas P. *Molecular and cellular actions of a structural domain of human growth hormone (AOD9401) on lipid metabolism in Zucker fatty rats.* J Mol Endocrinol. 2000 Dec;25(3):287-298.

Ogru E, Wilson J, Heffernan M, Jiang WJ, Chalmers DK, Libinaki R, Ng FM. *The conformational and biological analysis of a cyclic anti-obesity peptide from the C-terminal domain of human growth hormone.* J Pept Res. 2000 Dec;56(6):368-97.

Ng FM, Sun J, Libinaki R, Jiang WJ, Gianello R. *Metabolic studies of a synthetic lipolytic domain (AOD9604) of human growth hormone.* Horm Res. 2000 Nov;53(6):274-278.

Heffernan MA, Jiang WJ, Thorburn AW, Ng FM. *Effects of oral administration of a synthetic fragment of human growth hormone on lipid metabolism.* Am J Physiol Endocrinol Metab. 2000 Sep;279(3):E501-7.

Natera SH, Jiang WJ, Ng FM. *Reduction of cumulative body weight gain and adipose tissue mass in obese mice: response to chronic treatment with synthetic hGH 177-191 peptide.* Biochem Mol Biol Int. 1994 Aug;33(5):1011-21.

Wijaya E, Ng FM. *Effect of an antilipogenic fragment of human growth hormone on glucose transport in rat adipocytes.* Biochem Mol Biol Int. 1993 Nov;31(3):543-52.

Wu Z, Ng FM. *Antilipogenic action of synthetic C-terminal sequence 177-191 of human growth hormone.* Biochem Mol Biol Int. 1993 May;30(1):187-96.

Patents

Over the last five years, Metabolic's original patents have matured to grant in the US and other key regions. Several patent families have been generated in relation to the AOD technology - all intended to continually extend the wall of patent protection:

- The original patent filed in 1994 has already been granted in the US, Australia and New Zealand and is awaiting examination in Canada and Japan. It covers the use of compounds derived from a fragment of growth hormone for treatment of obesity, and encompasses the use of AOD9604 for obesity.
- A patent family filed in 1998 covers AOD9604 as a product, regardless of use. This patent is now granted in Australia and the US and is under examination in Europe and other key markets.
- A patent application filed in 2000 broadly claims the idea of a GM food engineered to contain AOD9604 or similar compounds. It has cleared the international stage of examination and is awaiting national examination in the US and Europe.
- An international patent application filed in May 2003 broadly claims the use of AOD9604 and similar compounds to treat mood disorders. Our Phase 2A clinical trials have indicated that short-term treatment using AOD9604 delivers an improved sense of wellbeing. This is being further explored in the current Phase 2B trial. Growth hormone – from which AOD9604 has been designed – is already recognised for delivering positive changes in perceived wellbeing in human trials
- Further provisional applications on new inventions related to AOD9604 have been filed in 2004, currently confidential in nature.

Veterinary Applications of AOD9604

There are quantifiable economic benefits to pig farmers in reducing the amount of back fat on their pigs, as the price paid to the farmer for the carcass increases with reduced levels of back fat. There is also a very large potential market for treatment of obesity in domestic pets.

It is expected that AOD9604 could be manufactured for such applications at very low marginal cost in the form of an animal food additive containing AOD9604 in a genetically modified (transgenic) seed.

In the period under review, the Company chose a technology partner, based in the US, with expertise in transgenic seed production. Transgenic rice lines were established and when the plants are harvested in the next year, the Company may have the opportunity to test the concept in animal trials.

ACV1 for Pain

Background

In September 2003, the Company announced the in-licensing of ACV1, an exciting new compound for the treatment of neuropathic (nerve) pain, from Associate Prof Bruce Livett at Melbourne University and co-inventors.

The precise mechanisms for neuropathic pain are not well understood. In contrast to acute and inflammatory pain, the mechanisms of neuropathic pain cannot be described in terms of tissue injury; instead they are thought to result from abberant activity of damaged nerves. Neuropathic pain typically responds poorly to conventional opioids such as morphine and anti-inflammatory analgesics. Current therapy relies largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects.

Analysts predict that a safe, well tolerated and effective therapy for this condition would gain immediate acceptance by doctors. The potential market for analgesics to treat neuropathic pain is estimated at several billion dollars.

Metabolic's ACV1

ACV1 is a peptide compound discovered in the venom of the Australian marine cone snail *Conus Victoriae* which has been found to have profound analgesic properties. Cone shells have evolved a rich cocktail of peptides in their venom, which together act by a variety of mechanisms in the nervous system to quickly immobilize or kill their prey. The potential of cone snail venoms as a source of new therapies has been recognised for many years, and the first such compound to be commercialised is the analgesic Ziconotide from Elan Pharmaceuticals. Ziconotide acts by blocking a component of the central nervous system called the N-type calcium channel, and while it produces substantial relief from pain, also causes substantial side effects at the same dose levels, and must be injected directly into the spine to reduce adverse reductions in blood pressure.

ACV1 acts by an entirely novel mechanism, specifically blocking a subtype of a class of receptors in the peripheral nervous system called, as a group, neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by convenient routes such as once daily subcutaneous injections without any apparent adverse effect at many multiples of the effective dose, providing substantial relief in animal models of neuropathic pain.



Effect of ACV1 given subcutaneously to rats with chronic constriction injury using Von Frey filaments (n=6).



Effect of ACV1 injected at site of injury on mechanical hyperalgesia in rats with chronic constriction injury. 300g limit.



Clinical Development

The inventors of ACV1 had amassed a large amount of efficacy data on the compound in animal models before Metabolic entered into the collaboration, and it was therefore decided to progress the compound immediately into preclinical toxicity studies, taking second place behind AOD9604.

Since the commencement of this program in late 2003, excellent progress has been made on a number of fronts. GMP-quality manufacturing and formulation have proceeded well. A preclinical animal toxicology package sufficient to support Phase 1 and early Phase 2 human clinical trials is well advanced and is scheduled to be completed by January 2005. The results of up to two weeks of repeat dosing in preliminary tests have been very favourable.

Collaboration with a research group in Germany has also confirmed activity of ACV1 on human nerves, increasing the expectation of results in human trials similar to those obtained so far in rats. This scientific work has recently been submitted for publication in a peer reviewed journal. Other animal efficacy work contracted by Metabolic has also extended our knowledge of the range of activities of the compound, with encouraging results in several nerve injury models.

Dosing in Phase 1 human safety trials by subcutaneous injection is targeted to begin in Q1 2005. It is expected that the first indication targeted for ACV1 in Phase 2 clinical trials will be neuropathic pain in diabetics, as this is an easily identified condition suffered by an accessible and numerous patient group. However, the potential range of indications for ACV1 extends to post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatments.

Publications

Sandall DW et al (2003). *A novel alpha-conotoxin identified by gene sequencing is active in suppressing the vascular response to selective stimulation of sensory nerves in vivo.* Biochemistry 2003 Jun 10; 42(22):6904-11.

Patents

International Patent Application No. PCT/AU02/00411 covers the ACV1 compound and the analgesic uses of a broad class of compounds blocking the neuronal nAChR, and has been exclusively licensed to Metabolic. The application has entered national phase in key markets.

Early Stage Projects

The Company also engages in discovery activity or early stage preclinical evaluation on a range of potential treatments, in order to provide candidate compounds to select from for entry into a clinical development program. These activities occupy a minor component of our annual expenditure, but are an important component in our strategy of building a robust pipeline of compounds in clinical development.

The early stage evaluations are intended to help us make a well-informed assessment of the future chances of success, largely based on thorough animal efficacy data. On the basis of that data, we can then consider making the multi-million dollar commitment to elevate a compound to clinical development.

During the period under review, preclinical evaluation continued on the Company's early stage research compounds, in the fields of diabetes, osteoporosis and iron overload, and decision points were reached. It was decided not to proceed further with the osteoporosis and iron overload projects. Discovery work is continuing on the diabetes compounds.

New Project Opportunities

The Company continues to expend substantial energy seeking out and evaluating new opportunities, as the addition of the best of these inventions to Metabolic's project portfolio will help promote the expansion, diversification and prosperity of Metabolic.

One in-licensing opportunity is currently under detailed evaluation.

Moving Closer to US Capital Markets

We believe that offering increased access to US investors will help us gain maximum value from positive results and place us in a strong position to negotiate with international pharmaceutical companies.

In preparation, Metabolic has been interacting with firms providing research to US audiences, and with a New York based technology investment firm and other consultants who have introduced the Company to excellent US contacts, potential investors and investment banks.

In addition to Metabolic's Australian Stock Exchange listing, steps are currently being taken to apply to the NASDAQ Stock Market and US Securities Exchange Commission to place existing Metabolic stock for trading in the US by way of a level 2 ADR listing. This US listing will only be activated in late 2004 if the Company's Phase 2b results are positive.

Upon subsequent initiation of a level 3 ADR listing, together with preparation of appropriate offer documentation, a future public capital raising will become possible in the US capital markets.

Outlook

The Directors look forward to the possibility that this November our expectations for AOD9604 will be confirmed and enable us to transform our Company with a large injection of funds with which to expand and prosper as we move towards commercialization of this project. We also anticipate delivering important value-adding clinical information from ACV1 in 2005.

At the same time we also recognize the risks involved in clinical development of new drugs, as many have stumbled before us. Cautious diversification, by expanding the project portfolio with high quality opportunities, is therefore another important ongoing activity for the Company and we look forward to acquiring additional projects.



The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") resolved to submit the following report together with the accounts in respect of the financial year ended 30 June 2004.

Directors

The names of the Directors of the Company in office at the date of this report, their qualifications, experience and special responsibilities are as follows:-

Dr Arthur Emmett (Chairman), MB, BS

Dr Chris Belyea (Managing Director), BSc(Hons), PhD, FIPAA

Dr Evert Vos, BSc(Hons), BMedSc, PhD, MD, MFPM

Dr Roland Scollay, BSc, PhD

Mr Patrick Sutch

All Directors held their position as a Director throughout the entire financial year and up to the date of this report with the exception of Patrick Sutch who was appointed on 15 May 2004 and Associate Prof. Frank Ng who retired from the Board on 24 March 2004.

Dr Arthur Emmett

Dr Arthur Emmett, who is Non-Executive Chairman of the Board, received a medical degree at Sydney University in 1959. For seven years from 1971 he was Medical Director of the Australian affiliates of G.D. Searle, Parke Davis and W.S. Merrell. Dr Emmett spent the next 20 years with Ciba Geigy (now Novartis). In 1983 he was appointed Business Head North America, UK and the Nordic area based in Switzerland and in 1988 was made Head of Worldwide Medical Affairs. In 1989 he was appointed Senior Vice-President, Medical & Public Affairs, based in the United States. In 1994 he was appointed President and Vice-Chairman of the Board of Beijing Ciba Geigy Pharma Ltd. Since 1997 Dr Emmett has periodically acted as a health care consultant in China.

Dr Chris Belyea

Dr Chris Belyea, who is the Managing Director of the Company, received his PhD in physics from the University of Melbourne and is a registered Patent Attorney. From 1991 Dr Belyea was a Patent Attorney with Griffith Hack & Co. and in 1996 joined Circadian Technologies Limited as Licensing and Projects Manager. In 1998, he became the founding Managing Director of Metabolic and occupied dual roles with Metabolic and Circadian until devoting his activities full-time to Metabolic in 2001. He was also the founding Managing Director of Antisense Therapeutics Limited in 2000, which listed on the ASX in 2001, and remains on its Board as a Non-Executive Director.

Dr Evert Vos

Dr Evert Vos, a Non-Executive Director of the Company, received an honours degree in physiology and a PhD in pharmacology from the University of Alberta in Canada. He also has a medical degree from Memorial University of Newfoundland. Over the past 20 years he has gained extensive experience in the pharmaceutical industry, working initially with Smith Kline & French (now Glaxo Smith Kline), and subsequently with Ciba Geigy Canada (now Novartis) as Director of Clinical Investigation. For 11 years until 1997, he was a member of the Management Committee as Vice-President for Medical Affairs and Research and Development for Ciba Pharmaceuticals. He has served on the Boards of several scientific societies, as well as on national committees including the Medical Research Council of Canada. Until 2002, Dr Vos held the full-time position of Director of Medical and Regulatory Affairs. Currently he resides in Albuquerque, US, where he is on Faculty of Medicine at the University of New Mexico and is Attending Physician in Heart Failure Clinics of the Division of Cardiology. Since moving to the US, Dr Vos continues to contribute as a consultant to Metabolic as Medical Director.

Dr Roland Scollay

Dr Roland Scollay, a Non-Executive Director of the Company since November 2002, gained his PhD in Immunology at the John Curtain School of Medical Research in 1972. He then spent 24 years as a research scientist, including 13 years at the prestigious Walter and Eliza Hall Institute and seven years at institutions in the US and Europe, publishing more than 150 papers and articles. In the mid-nineties, he moved to the US and worked in two biotechnology companies (SyStemix and GTI) as head of R&D and in Novartis, a global pharmaceutical company, as a member of their global Research Management Board. He then took a position as President and Chief Executive Officer at Genteric, a San Francisco venture capital funded start-up company, before returning to Australia in late 2002 to take a position at Monash University as Director of Commercialisation within the Faculty of Medicine, Nursing & Health Sciences. He has been a director of several US and Australian biotechnology companies.

Patrick Sutch

Mr Patrick Sutch, a Non-Executive Director of the Company since May 2004, spent 26 years with the Hongkong and Shanghai Banking Corporation (now HSBC) gaining extensive international banking experience. He left HSBC in 1992 as its Vice President – International Marketing (Financial Institutions) New York. In 1993 he joined NASDAQ International Limited, based in London and gained significant experience in his role as Vice President and Managing Director, Asia Pacific. He was responsible for identifying and assisting companies in preparation for NASDAQ listings. In June 2000, he received the NASDAQ President's Award for outstanding performance and dedicated service.

Company Secretaries

David Kenley

Mr David Kenley, Vice President of Corporate Development and joint Company Secretary, holds a Masters degree in Entrepreneurship and Innovation, a degree in Economics and is a CPA. In his career he has gained substantial experience in the commercialisation of Australia's research efforts. He has previously held the position of Finance Manager at Sirotech, the commercial arm of CSIRO, where he managed the largest licence portfolio in the southern hemisphere and CSIRO's equity portfolio. He was also Business Manager of the Austin Research Institute where he was responsible for licensing and commercialising the institute's intellectual property. He was also the Company Secretary of Axon Instruments Inc. and was intimately involved in the Initial Public Offerings for Optiscan Imaging Limited, Metabolic and Axon Instruments, Inc.

Belinda Shave

Ms Belinda Shave worked for several years as a Legal Executive before entering the pharmaceutical research and development field, where, over the past 17 years, she has gained considerable experience in the areas of financial management and compliance matters. Belinda was initially employed by Circadian Technologies Limited, a substantial shareholder of Metabolic. In 1998, she joined Metabolic as Financial Controller and in September 2003, was also appointed joint Company Secretary.





Dr Arthur Emmett



Dr Chris Belyea



Dr Evert Vos



Dr Roland Scollay



Patrick Sutch



David Kenley



Belinda Shave

Principal Activities

Metabolic is building a development pipeline of pharmaceutical compounds with the strategic aim of providing important innovative drugs for world markets. Our primary focus has been, and remains, the clinical development of AOD9604, our most advanced compound, with the aim of providing an improved prescription obesity drug with a revolutionary mode of action.

The principal activities of the Company during and since the period under review were to:

- advance the clinical development of obesity drug AOD9604 by commencing a 300-patient multi-centre Phase 2B clinical trial, with results scheduled to be known in November 2004
- advance the preparation of AOD9604 for future Phase 3 clinical studies by progressing ongoing toxicology studies, manufacturing development and the basic science of AOD9604 action
- appoint a US Clinical Advisory Panel on obesity to advise on further AOD9604 clinical development
- in-license ACV1, a peptide compound with potential for the treatment of neuropathic pain, and commence formal preclinical studies in preparation for Phase 1 human clinical trials in early 2005
- continue early preclinical evaluation of other compounds in three separate therapeutic areas - type 2 diabetes, osteoporosis and iron overload, reaching decision points in respect of two of them
- evaluate other potential compounds for possible in-licensing
- move towards establishing a presence in US financial markets.

Review of Operations

AOD9604 Obesity Drug

The AOD9604 molecule is a small, orally active peptide modelled on one part of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism, with levels of the hormone typically becoming suppressed in the obese state. Daily dosing with AOD9604 restores suppressed fat metabolism by mimicking the fat metabolic effects of growth hormone.

Metabolic believes that AOD9604 has the potential to provide a safer and more effective pharmaceutical treatment for obesity than existing drugs.

Previous short-term clinical trials conducted with AOD9604, using single doses and multiple doses of up to one week's duration, have indicated that it is orally active, well tolerated and shows the expected trends in weight loss.

During the period under review major progress was made on obesity drug AOD9604.

The Company commenced a 300 patient double-blind, placebo-controlled, Phase2B human clinical trial with AOD9604 at five clinical sites in Australia. Recruitment for this trial began in November 2003 and the study is fully enrolled, with results expected to be known and announced in November 2004. The primary aim of this trial is to measure weight loss after three months of once daily oral dosing with AOD9604 compared to placebo.

Through contractors, the Company has established two feasible methods of market scale manufacture. We expect to proceed with a chemical synthesis method for Phase 3 clinical trial and market entry, with a possibility of transferring to a recombinant process in later years.

Other supporting development activities also continued. A contracted scientific collaboration was established with Neuren Ltd (Auckland, New Zealand) to assist in the Company's program of further research into the biochemical mechanisms underlying AOD9604 action. Long term animal toxicity studies on AOD9604 were completed by UK contractors and draft reports are favourable. It is anticipated that reproductive toxicity studies, to allow future clinical trials to include women of child bearing potential, will be conducted before commencement of Phase 3 clinical trials, timed for mid 2005.

ACV1 Analgesic

In September 2003, the Company in-licensed a high potential new compound, ACV1, from Associate Prof Bruce Livett at Melbourne University and co-inventors. ACV1 is a peptide compound for the treatment of pain which acts by an entirely novel mechanism, specifically blocking a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR).

It can be administered by convenient routes such as subcutaneous injections without apparent adverse effects, providing substantial pain relief in animal models of nerve injury. This area of pain control has a significant market need for improved drugs.

The inventors of ACV1 amassed a large quantity of positive animal model efficacy data in animal models of neuropathic pain, and independent laboratory tests contracted by the Company are consistent with their findings. Collaboration with a research group in Germany has also confirmed activity of ACV1 on human nerves, increasing the expectation of success in human clinical trials. This scientific work has recently been submitted for publication.

The Company has progressed ACV1 into formal preclinical toxicity and safety studies which are now well under way. The results of up to two weeks of repeat dosing in preliminary tests have been very favourable. Draft results of the full toxicology package are expected to be available in January 2005.

Dosing in Phase 1 human safety trials by subcutaneous injection is targeted to begin in Q1 2005. It is expected that the first indication targeted for ACV1 in Phase 2 clinical trials will be neuropathic pain in diabetics, as this is an easily identified condition suffered by an accessible and numerous patient group. However the potential range of indications for ACV1 extends to post-herpetic neuralgia (shingles), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

Discovery Projects and In-licensing

The Company also engages in discovery activity or early stage preclinical evaluation on a range of potential treatments. These activities occupy a minor component of our annual expenditure, but are an important component in our strategy of building a robust pipeline of compounds in clinical development.

The early stage evaluation work is intended to help the Company make a well-informed assessment of the future chances of success, largely based on thorough animal efficacy data. On the basis of that data, we can then consider making the multi-million dollar commitment to elevate a compound to clinical development.

During the period under review, preclinical evaluation continued on the Company's early stage research compounds, in the fields of diabetes, osteoporosis and iron overload, and decision points were reached. It was decided not to proceed further with the osteoporosis and iron overload projects. Discovery work is continuing on the diabetes compounds.

One in-licensing opportunity is currently under detailed evaluation.

Capital Raising

During the period under review capital raised included:

- $8,852,851 in July 2003 from the exercise of 44,264,252 options (ASX Code: MBPO) at an exercise price of $0.20 before their expiry on 31 July 2003
- $6,133,000 in November 2003 from the issue of 5,525,833 fully paid ordinary shares subscribed for by existing shareholders at $1.11 per share pursuant to an offer made under the Company's Share Purchase Plan
- $4,860,000 in May 2004 from the issue of 6,000,000 fully paid ordinary shares by way of a private placement at $0.81 per share to two of the Company's largest shareholders.

START Grant

During the period under review the Industry Research and Development Board approved a grant to the Company under the Commonwealth Government's R&D START Program to be used in the conduct of the Phase 2B clinical trial of obesity drug AOD9604. The Company will be granted up to $2.1 million in dollar-for-dollar funding and during the current year received $1,985,041 in this regard.

Likely Developments and Future Results

In the next financial year the Company expects to:

- Complete the Phase 2B clinical trial on AOD9604
- If the Phase 2B clinical trial is successful, the Company anticipates obtaining a listing on NASDAQ and continuing the AOD9604 development into Phase 3 clinical trials, probably in collaboration with a pharmaceutical company marketing partner
- Conduct a Phase I clinical trial on ACV1
- Continue to evaluate new in-licensing opportunities.



As at 30 June 2004 and as at the date of this report no Director has an interest in any contract or proposed contract with Metabolic other than as disclosed in the Company's annual report.

Directors' Meetings

The number of meetings of the Board of Directors and of Board Committees during the year was:

Board or Committee	Number of Meetings
Full Board	8
Audit Committee	3
Remuneration Committee	1

The attendances of Directors at meetings of the Board and its Committees were:

	Full Board	Audit	Remuneration
Arthur Emmett	8	3	1
Chris Belyea	8	-	-
Evert Vos	8	-	-
Frank Ng	6 (6)	2 (2)	0 (0)
Roland Scollay	8	3	1
Patrick Sutch	1 (1)	1 (1)	0 (0)

Where a Director did not attend all meetings of the Board or relevant Committee, the number of meetings for which the Director was eligible to attend is shown in brackets.

In the opinion of the Directors it would prejudice the interests of the Company to provide additional information, except as contained in this report, relating to likely developments in the operations of the Company.

Results

The loss of the Company for the year ended 30 June 2004 after provision for income tax of nil was $9,543,526 (2003: $8,570,079). This result has been achieved after fully expensing all research and development and patent costs totalling $10,433,074. Income for the period totalled $2,818,676 including interest income of $791,247 and grant income of $2,027,429. The Company has no borrowings and at 30 June 2004 cash reserves in excess of $17 million.

Directors' Shareholdings and Declared Interests

As at the date of this report the interests of the Directors in the shares and employee options of the Company are:

Director	Shares Held Directly	Shares Held Indirectly	Options Held Directly
Arthur Emmett	-	136,500	500,000
Chris Belyea	224,077	240,000	1,000,000
Evert Vos	60,000	-	1,000,000
Roland Scollay	-	-	-
Patrick Sutch	-	-	-

Frank Ng retired as a Director of the Board and as a member of the Audit and Remuneration Committee on 24 March 2004. Patrick Sutch was appointed to the Board, as Chairman of the Audit Committee and as a member of the Remuneration Committee on 15 May 2004. For further details regarding the changes to the Board and Committees please refer to the Corporate Governance Statements in this annual report.

Dividends

No amounts have been recommended by the Directors that should be paid by way of dividend by the Company during the period under review.

No cash dividends have been paid or declared since the beginning of the financial year by the Company.

Ordinary Shares Subject to Escrow

The fully paid ordinary shares held by the Company's two substantial shareholders are subject to escrow as follows:

- 48,000,000 ordinary shares held by Circadian Technologies Limited are subject to a voluntary escrow period of 12 months which ends on 23 October 2004.
- 21,577,520 ordinary shares held by Monash Investment Holdings Pty. Ltd. are subject to a Restriction Agreement for a period of two years which ends on 13 October 2005.

Earnings by Share

	Cents
Basic earnings per share	(4.42)
Diluted earnings per share	(4.42)

As the Company made a loss for the year ended 30 June 2004, potential ordinary shares, being options to acquire ordinary shares, are not considered dilutive.

SHARE OPTIONS

During the period under review the following options were issued:

(i) At a General Meeting on 23 July 2003 shareholders ratified the issue of 1,200,000 replacement options to the Directors and Company Secretary with an exercise price of 55¢ and an expiry date of 31 July 2005, conditional upon the cancellation of the 1,200,000 options granted to the Directors and Company Secretary under the Company's Prospectus dated 17 August 1998 which had an exercise price of 43.33¢ and an expiry date of 31 July 2003.

(ii) On 23 December 2003, 580,000 options were issued to six employees as part of the Metabolic Employee Share Option Plan. Each option has an expiry date of 23 November 2008 and entitles the holder to purchase one ordinary share at an exercise price of $1.00. (see also note 7(a)(ii) of the financial statements)

(iii) On 1 March 2004, 350,000 options were issued in lieu of payment for the provision of investment banking and research publication services. Each option has an expiry date of 1 March 2009 and entitles the holder to purchase one ordinary share at an exercise price of $1.25. (see also note 7(a)(iii) and 8(ii) of the financial statements).

Further details of shares and options issued, acquired or disposed of during the year are set out in note 7 of the notes to the financial statements and form part of this report.

Directors' and Officers' Remuneration

Remuneration of Directors and Senior Executives of the Company is established by the Remuneration Committee which is authorised to determine the remuneration of Directors and Senior Executives taking into account market factors and a review of performance. The Remuneration Committee may seek independent remuneration advice. For Executive Directors and Officers, remuneration packages generally comprise salary and superannuation. Directors and Officers were also provided with longer term incentives through the issue to them of Options prior to the initial public offering of the Company and the subsequent issue to them of Options pursuant to the Metabolic Employee Share Option Plan. These options act to align the actions of Directors and Officers with the interests of shareholders.

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Non-Executive Directors are responsible for evaluating the performance of the Managing Director, who in turn evaluates the performance of all other Senior Executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

Board performance and the performance of the Managing Director and Senior Executives are monitored on an informal basis throughout the year and a formal evaluation is performed annually. The Board Charter, which is effective from the current financial year, states that the formal annual evaluation will be performed following the end of the fiscal year. An evaluation of Senior Executives' performance was conducted during the year by the Managing Director, reviewed against both measurable and qualitative indicators. In accordance with the Company's Board Charter, an assessment of the Board's performance is to occur following the end of the 2004 fiscal year.

Details of remuneration provided to Directors are shown in the table below.

Indemnification and Insurance of Directors and Officers

During the period under review, the Company indemnified its Directors, Company Secretaries and Executive Officers in respect of any acts or omissions giving rise to a liability to another person (other than the Company or a related party) unless the liability arose out of conduct involving a lack of good faith. In addition, the Company indemnified the Directors and Company Secretaries against any liability incurred by them in their capacity as Directors or Company Secretary in successfully defending civil or criminal proceedings in relation to the Company. No monetary restriction was placed on this indemnity.

The Company has insured its Directors, Company Secretaries and Executive Officers for the period under review. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium.

	A. Emmett	C. Belyea	E. Vos	F. Ng	R. Scollay	P. Sutch
Directors fees	50,000	–	32,000	13,500	21,000	3,750
Salary ($)	–	250,008	–	–	–	–
Superannuation ($)	4,500	22,501	–	1,215	–	–
Consulting ($)	–	–	52,009	37,500	–	–
Options – amortised cost ($)	10,287	29,751	29,751	29,751	–	–
Options – amortised cost as a % of remuneration	15.88%	9.84%	26.15%	36.30%	0%	0%
Total ($)	**64,787**	**302,260**	**113,760**	**81,966**	**21,000**	**3,750**

Details of remuneration provided to the four most highly paid executive officers of the Company are shown in the table below.

	D. Kenley	C. Herd	B. Shave	M. Saleh
Salary & Bonuses ($)	171,895	122,445	111,165	79,579
Superannuation ($)	15,471	11,020	10,005	7,162
Options – amortised cost ($)	22,313	10,577	4,210	5,949
Options – amortised cost as a % of remuneration	10.64%	7.34%	3.36%	6.40%
Total ($)	**209,679**	**144,042**	**125,380**	**92,690**

See note 13 of the Financial Statements for detailed disclosures regarding the remuneration of Specified Directors and Specified Executives.



Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

Environmental Regulations

The Company is not subject to significant environmental regulations.

Inherent Risks of Investment in Biotechnology Companies

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also, a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic Pharmaceuticals Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative.

This annual report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this annual report for the period ended 30 June 2004.

Significant Changes in the State of Affairs

Except as otherwise set out in this report, the Directors are unaware of any significant changes in the state of affairs or principal activities of the Company that occurred during the period under review.

Significant Events after Balance Date

Since the end of the financial year, the Directors are not aware of any matter or circumstance not otherwise dealt with in this report or the financial statements that has significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

Quotation of the Company's Shares

The Company has been granted official quotation for its shares and options on the ASX.

Corporate Information

Metabolic Pharmaceuticals Limited is a company limited by shares, incorporated and domiciled in Australia.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the Directors of Metabolic Pharmaceuticals Limited support and adhere to good corporate governance practices. The Company's Corporate Governance Statement is contained in the following section of this Annual Report.

This report has been signed in accordance with a Resolution of the Directors made on 20 August 2004.

For and on behalf of the Board.



Chris Belyea
Director
Melbourne,
20 August, 2004

The Board of Directors of Metabolic Pharmaceuticals Limited is responsible for the corporate governance of the Company and guides and monitors the business and affairs of the Company on behalf of its shareholders.

The format of the Corporate Governance Statement has changed in comparison to the previous year due to the introduction of the Australian Stock Exchange Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations". In accordance with the Council's recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Metabolic Pharmaceuticals Limited's Corporate Governance Statement is now structured with reference to the Corporate Governance Council's principles and recommendations, which are as follows:

- Principle 1. Lay solid foundations for management and oversight
- Principle 2. Structure the board to add value
- Principle 3. Promote ethical and responsible decision making
- Principle 4. Safeguard integrity in financial reporting
- Principle 5. Make timely and balanced disclosure
- Principle 6. Respect the rights of shareholders
- Principle 7. Recognise and manage risk
- Principle 8. Encourage enhanced performance
- Principle 9. Remunerate fairly and responsibly
- Principle 10. Recognise the legitimate interests of stakeholders

Metabolic's corporate governance practices were in place throughout the year ended 30 June 2004 and were compliant with the Council's best practice recommendations except as detailed in the relevant sections below.

For further information on corporate governance policies adopted by Metabolic Pharmaceuticals Limited, encompassing the above principles, refer to the Corporate Governance section of the Company's website: www.metabolic.com.au.

Structure of the Board

The skills, experience and expertise relevant to the position of Director held by each Director in office at the date of this report are included in the Directors' Report under the section headed "Directors". Directors of Metabolic Pharmaceuticals Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement.

In the context of Director independence, to be considered independent, a Non-Executive Director may not have a direct or indirect material relationship with the Company. The Board has determined that a material relationship is one which impairs or inhibits, or has the potential to impair or inhibit, a Director's exercise of judgement on behalf of the Company and its shareholders.

The table below sets out the name, position, independence and tenure of each Director during the period under review.

Principle 2 of the Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations" ("Recommendations") states that a majority of the Board should be independent directors. At the beginning of the period under review there were five Directors, with only the Chairman being deemed independent. On 24 March 2004, Frank Ng, a Non-Independent Director, retired. On 15 May 2004 the Company appointed Patrick Sutch, an Independent Director. Accordingly, at the date of this report the Board consists of two Independent Directors and three Non-Independent Directors. Consistent with the appointment of Patrick Sutch to the Board, the Company plans to continue to move towards compliance with this recommendation.

The Board has procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

To ensure the board is well equipped to discharge its responsibilities, it has guidelines for the nomination and selection of Directors and for the operation of the Board. As Metabolic's board is not large, a formal Nomination Committee has not been established as no real efficiencies would be gained from the existence of such a committee. The charter of the Nomination Committee has been incorporated into the Board Charter and as such the Board of Directors considers all matters that would be relevant for a Nomination Committee. For additional details please refer to the Company's Board Charter on its website.

Audit Committee

The Audit Committee operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective control framework exists within the entity. This includes ensuring that there are internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee. The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial statements.

Name	Position	Independence	Term in Office
Arthur Emmett	Chairman – Non-Executive Director	Independent	6 years
Chris Belyea	Managing Director – Executive Director	Non-independent	6 years
Evert Vos	Medical Director – Non-Executive Director	Non-independent	6 years
Frank Ng	Non-Executive Director (retired 24 March 2004)	Non-independent	5 years
Roland Scollay	Non-Executive Director	Non-independent	2 years
Patrick Sutch	Non-Executive Director (appointed 15 May 2004)	Independent	3 months



The Audit Committee is also responsible for nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half year statutory review. The Audit Committee Charter can be found on the Company's website.

The members of the Audit Committee during the period under review were Roland Scollay (Chairman until 14 May 2004), Arthur Emmett, Frank Ng (retired on 24 March 2004) and Patrick Sutch (appointed Chairman on 15 May 2004).

Recommendation 4.3 of Principle 4 states that companies should structure their audit committee so that it consists of:

- only Non-Executive Directors
- a majority of Independent Directors
- an Independent Chairperson, who is not Chairperson of the Board
- at least three members.

From 15 May 2004 the Company's Audit Committee was fully compliant with the above recommendations.

Recommendation 4.3 also provides recommendations for transitional arrangements for audit committees in that while companies should aspire to satisfy the recommendations above as soon as practicable, in order to avoid undue disruption, it need not be applied until 1 July 2005. Instead, prior to 1 July 2005:

- the Audit Committee may comprise a majority of Non-Executive Directors
- at least one member of the Audit Committee must be independent.

Prior to full compliance on 15 May 2004, the Company met the transitional recommendations for the structure of Audit Committees with the exception that between the period 24 March 2004, on the retirement of Frank Ng, and 15 May 2004, on the appointment of Patrick Sutch, the Audit Committee comprised only two members both of which were non-executive, but only one of which was independent.

Details of the names and qualifications of the members of the Audit Committee are included in the Directors' Report section headed "Directors".

For details of the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the Directors' Report under the section headed "Directors' Meetings".

Board's Communication to Shareholders

The Board of Directors aims to ensure that communication to shareholders is provided through:

- regular progress reports distributed to all shareholders
- the annual report which is distributed to all shareholders who choose to receive it
- the half yearly report provided to the Australian Stock Exchange
- the annual general meeting and other meetings so called to obtain approval for Board actions as appropriate.

The communications described above and relevant announcements made by the Company to the Australian Stock Exchange can be found on Metabolic's website.

Performance

Policies and procedures in place with respect to monitoring the performance of the Board are set out in the Directors' Report under the section headed "Directors' and Officers' Remuneration".

Remuneration Committee

It is the Company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating Directors and key Executives fairly and appropriately with reference to relevant market conditions. To assist in achieving this objective the Remuneration Committee remunerates Directors and Executives having regard to their performance and the performance of the Company. The expected outcomes of the remuneration policies and practices are to enable the Company to motivate, retain and attract Directors and Executives who will create value for shareholders.

Details relating to the policy for performance evaluation and the amount of remuneration (monetary and non-monetary) paid to each Director and Specified Executives are set out in the Directors' Report under the section headed "Directors' and Officers' Remuneration".

There is no scheme to provide retirement benefits, other than statutory superannuation, to Non-Executive Directors.

The members of the Remuneration Committee during the period under review were Arthur Emmett (Chairman), Roland Scollay, Frank Ng (retired on 24 March 2004) and Patrick Sutch (appointed 15 May 2004).

Recommendation 9.2 of Principle 9 states that the Remuneration Committee should:

- consist of a minimum of three members, the majority being independent
- be chaired by an Independent Director

From 15 May 2004 the Company's Remuneration Committee was fully compliant with the above recommendations. During the year the only departures from Recommendation 9.2 were that until the appointment of Patrick Sutch to the committee on 15 May 2004, only one of the three members was an independent Director and during the period between 24 March 2004, on the retirement of Frank Ng, and 15 May 2004, on the appointment of Patrick Sutch, the Audit Committee comprised only two members.

Details relating to performance evaluation are set out in the section of this report headed "Directors' and Officers' Remuneration". For details on the number of meetings of the Remuneration Committee held during the year and the attendees at those meetings, refer to the Directors' Report under the section headed "Directors' Meetings".

METABOLIC PHARMACEUTICALS LIMITED

(A.C.N. 083 866 862)

In accordance with a resolution of the Directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

(a) The financial statements and notes of the Company are in accordance with the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the Company's financial position as at 30 June 2004 and its performance for the year ended on that date; and

 (ii) complying with Accounting Standards and *Corporations Regulations 2001*.

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.



Chris Belyea
Director
Melbourne,
20 August, 2004


metabolic

ANNUAL FINANCIAL REPORT

for the year ended 30 June 2004

Contents

	Note	30 June 2004 $	30 June 2003 $
CURRENT ASSETS			
Cash assets	3(a)	17,346,984	6,849,627
Receivables	3(b)	125,081	25,703
Other	3(c)	210,163	312,525
Total Current Assets		17,682,228	7,187,855
NON-CURRENT ASSETS			
Property, plant and equipment	4(a)&(b)	968,806	286,491
Total Non-Current Assets		968,806	286,491
Total Assets		18,651,034	7,474,346
CURRENT LIABILITIES			
Payables	5	1,867,412	1,160,084
Provisions	6	66,364	38,474
Total Current Liabilities		1,933,776	1,198,558
NON-CURRENT LIABILITIES			
Provisions	6	32,741	14,581
Total Non-Current Liabilities		32,741	14,581
Total Liabilities		1,966,517	1,213,139
Net Assets		16,684,516	6,261,207
EQUITY			
Contributed equity	7	50,416,166	30,550,838
Reserves	8	383,478	281,972
Accumulated losses	7	(34,115,128)	(24,571,603)
Total Equity		16,684,516	6,261,207

The accompanying notes form an integral part of this Statement of Financial Position.

	Note	30 June 2004 $	30 June 2003 $
Revenue from ordinary activities	2	2,818,676	585,050
Research and development expenses	2	(10,433,074)	(8,013,887)
Overhead expenses	2	(1,929,128)	(1,141,242)
Loss from ordinary activities before income tax expense		(9,543,526)	(8,570,079)
Income tax expense relating to ordinary activities	9	-	-
Loss from ordinary activities after related income tax expense		(9,543,526)	(8,570,079)
Extraordinary items after related income tax expense		-	-
Net loss		(9,543,526)	(8,570,079)
Net loss attributable to members of Metabolic Pharmaceuticals Limited		(9,543,526)	(8,570,079)
Net increase in option premium reserves	8	101,506	6
Capital raising expenses		(61,653)	-
Total revenues, expenses and valuation adjustments attributable to members of the entity and recognised directly in equity		39,853	-
Total changes in equity other than those resulting from transactions with owners as owners		(9,503,673)	(8,570,073)
Basic earnings per share (cents per share)	11	(4.42)	(5.35)
Diluted earnings per share (cents per share)	11	(4.42)	(5.35)

The accompanying notes form an integral part of this Statement of Financial Performance.



	Note	30 June 2004 $	30 June 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(11,913,490)	(8,767,678)
GST refund received		318,178	295,461
Interest received		691,033	502,443
Grant Income		2,027,429	138,647
Net operating cash flows	12 (b)	(8,876,850)	(7,831,127)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for plant and equipment		(491,126)	(76,615)
Net investing cash flows		(491,126)	(76,615)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share and option issues		19,865,334	2,682,714
Net financing cash flows	12 (c)	19,865,334	2,682,714
Net increase/(decrease) in cash held		10,497,357	(5,225,028)
Cash at the beginning of the financial year		6,849,627	12,074,655
Cash at the end of the financial year	12 (a)	17,346,984	6,849,627

The accompanying notes form an integral part of this Statement of Cash Flows.





1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1 Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

The financial statements of the Company have been prepared on a going concern basis. The Company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. The risk factors set out may materially impact the financial performance and position of the Company, including the future value of the shares and options issued.

The going concern basis assumes that future capital raisings will be available to enable the Company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the Company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the Company's projects.

1.2 Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1.3 Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write down to recoverable amount. In considering the likely recoverable amount of non-current assets, future cash flows have not been discounted to their net present values

1.4 Income Tax

The financial statements apply the principles of tax-effect accounting. The income tax expense in the statement of financial performance represents the tax on the pre-tax accounting loss adjusted for income and expenses never to be assessed or allowed for taxation purposes.

The benefit arising from estimated carry forward tax losses has not been recognised as a future income tax benefit asset, as realisation of such benefit is not considered virtually certain.

1.5 Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

1.6 Cash and cash equivalents

Cash at bank and short-term deposits are stated at nominal value.

1.7 Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

1.8 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest Control of the right to receive the interest payment.

1.9 Research and Development

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off. Patent costs are expensed as incurred.

1.10 Plant and Equipment

Plant and equipment are carried at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Office equipment	3 -10 years	Straight line
Laboratory plant and equipment	5 years	Straight line

1.11 Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include annual leave and long service leave.

Liabilities arising in respect of employee benefits expected to be settled within twelve months of the reporting date, such as annual leave, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

The value of the Metabolic Employee Share Option Plan described in note 10 is not being recognised as an employee benefits expense.

1.12 Financial Instruments Included in Equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

1.13 Financial Instruments Included in Assets

Receivables represent interest earned and not received on short-term investments. Interest is recognised on an effective yield basis.

1.14 Foreign Currency Transactions

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the statement of financial performance.

1.15 Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

1.16 Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

2. REVENUE AND EXPENSES

	30 June 2004 $	30 June 2003 $
Operating loss from ordinary activities is after crediting the following revenues:		
Revenues from ordinary operating activities:		
Interest income from unrelated parties	790,411	446,403
Grants received	2,027,429	138,647
Sundry income	836	-
	2,818,676	585,050
Operating loss from ordinary activities is after charging the following expenses:		
Research and development expense:		
- Salaries and oncosts	1,171,018	832,526
- AOD9604 Obesity Project	6,976,375	6,573,958
- ACV1 Neuropathic Pain Project	1,847,613	10,000
- Other R & D Activities	438,068	597,403
	10,433,074	8,013,887
Overhead expense:		
- Salaries and oncosts	652,119	276,301
- Operating leases	126,514	90,541
- Depreciation - office equipment	41,279	29,003
- Depreciation - laboratory equipment	123,671	57,965
- Other	985,545	687,432
	1,929,128	1,141,242
	12,362,202	9,155,129

	30 June 2004 $	30 June 2003 $
3. CURRENT ASSETS		
(a) Cash Assets		
Cash	26,984	6,529,627
Term deposits (i)	17,320,000	320,000
	17,346,984	6,849,627

(i) The term deposits mature within 30 to 110 days and have interest rates between 4.75% and 5.33% (2003: term deposit rate of 4.25%).

	30 June 2004 $	30 June 2003 $
(b) Receivables		
Interest receivable	125,081	25,703
(c) Other Assets		
Prepayments	73,765	208,618
Security deposits	12,141	15,488
Other	124,257	88,419
	210,163	312,525
4. PROPERTY, PLANT AND EQUIPMENT		
(a) Office Equipment		
(i) Cost		
Opening balance	123,481	93,054
Additions	86,075	30,427
Closing balance	209,556	123,481
(ii) Accumulated Depreciation		
Opening balance	(63,251)	(34,248)
Depreciation for the year	(41,279)	(29,003)
Closing balance	(104,530)	(63,251)
Net Book Value – Office Equipment	105,026	60,230
(b) Laboratory, Plant & Equipment		
(i) Cost		
Opening balance	303,288	257,100
Additions	761,190	46,188
Closing balance	1,064,478	303,288
(ii) Accumulated Depreciation		
Opening balance	(77,027)	(19,062)
Depreciation for the year	(123,671)	(57,965)
Closing balance	(200,698)	(77,027)
Net Book Value – Laboratory, Plant and Equipment	863,780	226,261
Net Book Value – Fixed Assets	968,806	286,491
5. PAYABLES (CURRENT)		
Accrued expenses (unsecured)	1,867,412	1,155,539
Payable to Directors	-	4,545
Total payables	1,867,412	1,160,084
6. PROVISIONS (CURRENT & NON CURRENT)		
Current		
Annual leave	66,364	38,474
Non Current		
Long Service Leave	32,741	14,581
Total Provisions	99,105	53,055

7. CONTRIBUTED EQUITY	30 June 2004 $	30 June 2003 $
Contributed equity at beginning of year	30,550,838	27,868,129
Shares issued during the year (i)	19,865,328	2,387,991
Monies held in trust for issue of shares	-	294,718
Contributed equity at end of year	50,416,166	30,550,838

Movement in contributed equity for the year	Number of Shares	
On issue at start	170,572,544	158,732,899
Issued during the year (i)	11,525,833	-
Options converting to ordinary shares	45,891,228	11,839,645
On issue at end	227,989,605	170,572,544

Equity	$	$
Total equity at the beginning of the financial year	6,261,207	12,148,571
Transactions with owners as owners:		
Contributed equity arising from share issues	19,926,981	2,387,985
Contributed equity arising from monies held in trust for issue of shares	-	294,724
Options issued for services provided (note 8(ii))	101,500	-
Consideration paid on issue of employee options (note8(i))	6	6
Transaction costs recognised as a reduction in equity	(61,653)	-
Total changes in equity recognised in the Statement of Financial Performance	(9,543,525)	(8,570,079)
Total equity at reporting date	16,684,516	6,261,207

Accumulated Losses		
Accumulated losses at the beginning of the financial year	(24,571,602)	(16,001,523)
Net loss	(9,543,526)	(8,570,079)
Retained profits at the end of the financial year	(34,115,128)	(24,571,602)

(i) *Proceeds from shares issued during the year:*

- *During July 2004 the Company received $8,852,851 from the exercise of 44,264,252 options (ASX Code: MBPO) at an exercise price of $0.20 before their expiry on 31 July 2003.*
- *During the year $81,130 was received from the exercise of 153,385 employee options*
- *In October and November 2003 the Company raised $6,071,347 from the issue of 5,525,833 fully paid ordinary shares subscribed for by existing shareholders at $1.11 per share pursuant to an offer made under the Company's Share Purchase Plan. The amount received from shareholders was $6,133,000 less transaction costs of $61,653 recognised as a reduction in equity.*
- *In May 2004 the Company raised $4,860,000 by way of a private placement of 6,000,000 fully paid ordinary shares at $0.81 per share to two of the Company's existing largest shareholders.*

Terms and conditions of contributed equity

Ordinary Shares attract the right to receive notice of and attend and vote at all general meetings of the Company, to receive dividends as declared and, in the event of winding up the Company, to participate equally in the distribution of the assets (both capital and surplus), subject to any amounts unpaid on shares. Each Ordinary Share entitles the holder to one vote, either in person or by proxy, at a meeting of the Company.

7. CONTRIBUTED EQUITY (continued)

Options over Ordinary Shares

Date of Issue	01/03/04 MBPAU	23/12/03 MBPAQ	23/07/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	1998/1999 MBPO	28/10/98 MBPAK	Total
On issue at beginning of the year	-	-	-	280,000	250,000	250,000	180,000	250,000	2,050,000	1,591,158	46,219,920	1,350,000	52,421,078
Issued during the year (a)	350,000	580,000	1,200,000	-	-	-	-	-	-	-	-	-	2,130,000
Exercised during the year (b)	-	-	-	-	-	-	(40,000)	-	-	(21,077)	(45,737,843)	(92,308)	(45,891,228)
Options cancelled during the year (c)	-	-	-	-	(100,000)	-	(60,000)	-	-	(8,077)	(482,077)	(1,257,692)	(1,907,846)
Outstanding and exercisable at balance date	350,000	580,000	1,200,000	280,000	150,000	250,000	80,000	250,000	2,050,000	1,562,004	-	-	6,752,004
Issued subsequent to balance date	-	-	-	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date (d)	-	-	(69,231)	(16,000)	-	-	-	-	(165,000)	(458,158)	-	-	(708,389)
Cancelled subsequent to balance date	-	-	-	-	-	-	-	-	-	-	-	-	-
Outstanding and exercisable at date of Directors' Report	350,000	580,000	1,130,769	264,000	150,000	250,000	80,000	250,000	1,885,000	1,103,846	-	-	6,043,615
Number of recipients	6	6	6	4	2	1	2	1	10	11	2,332	11	
Exercise price	$1.25	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	20¢	43.33¢	
Exercise period: From	01/03/04	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	26/11/98	28/10/98	
To	01/03/09	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	31/07/03	
Expiration date	01/03/09	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	31/07/03	

During the period under review:

(a) The following options were issued during the year:

(i) At a General Meeting on 23 July 2003 shareholders ratified the issue of 1,200,000 replacement options to the Directors and Company Secretary with an exercise price of 55¢ and an expiry date of 31 July 2005, conditional upon the cancellation of the 1,200,000 options ("cancelled options") granted to the Directors and Company Secretary under the Company's Prospectus dated 17 August 1998 which had an exercise price of 43.33¢ and an expiry date of 31 July 2003.

(ii) On 23 December 2003, 580,000 options were issued to 6 employees as part of the Metabolic Employee Share Option Plan. Each option has an expiry date of 23 November 2008 and entitles the holder to purchase one ordinary share at an exercise price of $1.00. The option holders may not exercise more than the following proportion of the options from time to time held by the option holder:

- prior to 23 December 2004 - nil
- after 23 December 2004 - 20%
- after 23 December 2005 - 40%
- after 23 December 2006 - 70%
- after 23 December 2007 - 100%

(iii) On 1 March 2004, 350,000 options were issued in lieu of payment for the provision of investment banking and research publication services. Each option has an expiry date of 1 March 2009 and entitles the holder to purchase one ordinary share at an exercise price of $1.25.

7. CONTRIBUTED EQUITY (continued)

(b) The following options were exercised during the year:

(i) 92,308 employee options (issued 28/10/98) with an exercise price of 43.33¢.

(ii) 45,737,843 listed options (ASX code: MBPO) (issued 1998/1999) with an exercise price of 20¢.

(iii) 21,077 employee options (issued 10/3/03) with an exercise price of 43.33¢.

(iv) 40,000 employee options (issued 25/5/01) with an exercise price of 80¢.

(c) The following options were cancelled during the year:

(i) 482,077 listed options (ASX code: MBPO) (issued 1998/1999) with an exercise price of 20¢ were unexercised as at their expiry date of 31 July 2003.

(ii) 1,200,000 options granted to officers and executives under the Company's Prospectus dated 17 August 1998 which had an exercise price of 43.33¢ and an expiry date of 31 July 2003 (see note 7(a)(i)).

(iii) employee options:

- 57,692 options (issued 28/10/98) with an exercise price of 43.33¢.
- 8,077 options (issued 10/3/00) with an exercise price of 43.33¢.
- 60,000 options (issued 25/05/01) with an exercise price of 80¢.
- 100,000 options (issued 22/11/02) with an exercise price of 90¢

(d) The following employee options were exercised subsequent to the balance date:

- 458,158 options (issued 10/3/00) with an exercise price of 43.33¢.
- 165,000 options (issued 10/3/00) with an exercise price of 80¢
- 16,000 options (issued 17/1/03) with an exercise price of 90¢.
- 69,231 options (issued 23/7/03) with an exercise price of 55¢.

8. RESERVES	30 June 2004 $	30 June 2003 $
Option premium reserve	383,478	281,972
Total reserves	383,478	281,972
Movement in option premium reserve:		
Balance at beginning of period	281,972	281,966
Issue of options during the period (i)&(ii)	101,506	6
Balance at end of period	383,478	281,972

(i) On 23 December 2003, 580,000 options were issued to 6 employees as part of the Metabolic Employee Share Option Plan at a consideration of $1.00 per subscriber (total $6). Each option has an expiry date of 23 November 2008 and entitles the holder to purchase one ordinary share at an exercise price of $1.00. (see also note 7(a)(ii))

(ii) On 1 March 2004, 350,000 options were issued in lieu of payment for the provision of investment banking and research publication services. Each option has an expiry date of 1 March 2009 and entitles the holder to purchase one ordinary share at an exercise price of $1.25. The directors have endeavoured to estimate the fair value of these options by using the Hoadley options pricing formula which values each option, based on the expiration date and exercise price. Based on this formula, each option has a value of $0.29. The directors have adopted this valuation for the purpose of these accounts.

	Note	30 June 2004	30 June 2003
		$	$

9. INCOME TAX

The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:

	30 June 2004 $	30 June 2003 $
Loss from ordinary activities before income tax	(9,543,526)	(8,570,079)
Prima facie tax calculated at 30% (2002: 30%)	(2,863,058)	(2,571,023)
Tax effect of permanent differences:		
Research and development	(562,500)	(427,397)
Listing expenses	15,217	8,933
Entertainment expenses	753	2,024
Tax losses not brought to account	3,409,588	2,987,463
Income tax attributable to loss from ordinary activities	-	-
The estimated potential future income tax benefit at period end calculated at 30% (2003: 30%) in respect of tax losses not brought to account is:	11,295,363	7,679,992

This benefit of the tax losses will only be realised if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the Company in realising the benefit.

The estimated tax effect of the balance of timing differences not brought to account at period end are a future income tax benefit of $24,169 (2003: $15,592) and provision for deferred income tax of $39,595 (2003: $2,859).

10. EMPLOYEE BENEFITS RECOGNISED

The aggregate employee benefit liability is comprised of

	Note	30 June 2004 $	30 June 2003 $
Provisions (Current)	6	66,364	38,474
Provisions (Non-current)	6	32,741	14,581
		99,105	53,055

The number of full time equivalents employed at 30 June 2004 was 17 (2003: 10).

Employee Share Option Plan

In February 2000 the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to directors, executives and members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 4 years 6 months to 4 years 11 months and are exercisable beginning on the first anniversary of the date of grant. The options cannot be transferred and will not be quoted on the ASX. There are currently directors, executives and staff eligible for this scheme.

Information with respect to the number of options granted under the Metabolic Employee Share Option Plan is as follows:

10. EMPLOYEE BENEFITS RECOGNISED (CONTINUED)

(a) Employee Options 30 June 2004

(i) Employee options over Ordinary Shares (No. of Options)

Date of Issue		23/12/03 MBPAQ	23/7/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	28/10/98 MBPAK	Total
On issue at beginning of the year		-	207,692	280,000	250,000	250,000	180,000	250,000	450,000	433,466	357,692	2,658,850
Issued during the year		580,000	-	-	-	-	-	-	-	-	-	580,000
Exercised during the year (ii)		-	-	-	-	-	(40,000)	-	-	(21,077)	(92,308)	(153,385)
Cancelled during the period		-	-	-	(100,000)	-	(60,000)	-	-	(8,077)	(265,384)	(433,461)
Outstanding at balance date and exercisable		580,000	207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	-	2,652,004
Issued subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date		-	-	(16,000)	-	-	-	-	(65,000)	(54,312)	-	(135,312)
Cancelled subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-
Outstanding at date of Directors' Report and exercisable		580,000	207,692	264,000	150,000	250,000	80,000	250,000	385,000	350,000	-	2,516,692
Number of recipients		6	1	4	2	1	2	1	5	6	6	
Exercise price		55c	55c	90c	90c	90c	80c	80c	80c	43.33c	43.33c	
Exercise period:	From	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	
	To	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	
Expiration date		23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	

(ii) The following table summarises information about options exercised by employees during the year ended 30 June 2004

Number of shares issued										
Issue date:	- 10/07/03	-	-	-	-	-	-	-	-	34,616
	- 22/07/03	-	-	-	-	-	-	-	-	57,692
	- 23/07/03	-	-	-	-	-	-	-	13,000	-
	- 06/08/03	-	-	-	-	40,000	-	-	8,077	-
Exercise price paid by employees										
Issue date:	- 10/07/03	-	-	-	-	-	-	-	-	14,999
	- 22/07/03	-	-	-	-	-	-	-	-	24,998
	- 23/07/03	-	-	-	-	-	-	-	5,633	-
	- 06/08/03	-	-	-	-	32,000	-	-	3,500	-
Fair value of shares issued										
Issue date:	- 10/07/03	-	-	-	-	-	-	-	-	27,693
	- 22/07/03	-	-	-	-	-	-	-	-	45,577
	- 23/07/03	-	-	-	-	-	-	-	10,140	-
	- 06/08/03	-	-	-	-	37,600	-	-	7,592	-

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

10. EMPLOYEE BENEFITS RECOGNISED (CONTINUED)

(b) Employee Options 30 June 2003

(i) Employee options over Ordinary Shares (No. of Options)

Date of Issue		23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	Total
On issue at beginning of the year		-	-	-	250,000	180,000	250,000	450,000	481,920	395,230	2,007,150
Issued during the year		-	280,000	250,000	-	-	-	-	-	-	530,000
Exercised during the year (ii)		-	-	-	-	-	-	-	(48,454)	(37,538)	(85,992)
Outstanding at balance date and exercisable		-	280,000	250,000	250,000	180,000	250,000	450,000	433,466	357,692	2,451,158
Issued subsequent to balance date		207,692	-	-	-	-	-	-	-	-	207,692
Exercised subsequent to balance date		-	-	-	-	(40,000)	-	-	(21,077)	(92,308)	(153,385)
Cancelled subsequent to balance date		-	-	(100,000)	-	(60,000)	-	-	(8,077)	(265,384)	(433,461)
Outstanding at date of Directors' Report and exercisable		207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	-	2,072,004
Number of recipients		1	4	2	1	2	1	5	6	6	
Exercise price		55c	90c	90c	90c	80c	80c	80c	43.33c	43.33c	
Exercise period:	From	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	
	To	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	
Expiration date		31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	

(ii) The following table summarises information about options exercised by employees during the year ended 30 June 2003

Number of shares issued										
Issue date:	- 26/3/03	-	-	-	-	-	-	-	8,074	-
	- 29/7/02	-	-	-	-	-	-	-	40,380	-
	- 30/9/02	-	-	-	-	-	-	-	-	23,692
	- 30/1/03	-	-	-	-	-	-	-	-	11,540
	- 27/3/03	-	-	-	-	-	-	-	-	2,306
Exercise price paid by employees										
Issue date:	- 26/3/03	-	-	-	-	-	-	-	3,498	-
	- 29/7/02	-	-	-	-	-	-	-	17,497	-
	- 30/9/02	-	-	-	-	-	-	-	-	10,266
	- 30/1/03	-	-	-	-	-	-	-	-	5,000
	- 27/3/03	-	-	-	-	-	-	-	-	999
Fair value of shares issued										
Issue date:	- 26/3/03	-	-	-	-	-	-	-	5,490	-
	- 29/7/02	-	-	-	-	-	-	-	30,285	-
	- 30/9/02	-	-	-	-	-	-	-	-	16,584
	- 30/1/03	-	-	-	-	-	-	-	-	9,001
	- 27/3/03	-	-	-	-	-	-	-	-	1,545

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.



	30 June 2004	30 June 2003
	$	$
11. EARNINGS PER SHARE		
Basic earnings per share (cents per share)	(4.42)	(5.35)
Diluted earnings per share (cents per share)(i)	(4.42)	(5.35)
(a) The following reflects the income and share data used in the calculation of basic and diluted EPS:		
Net loss used in calculating basic and diluted earnings per share	(9,543,526)	(8,570,079)
(b) Number of Ordinary Shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	216,053,965	160,294,776
Effect of dilutive securities: Share options	1,846,875	34,098,948
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted earnings per share.	930,000	3,260,000

(i) Potential ordinary shares, being options to acquire ordinary shares, are not considered dilutive.

12. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

For the purpose of the statement of cash flows, cash includes cash at bank and investments in money market instruments. The Company has no borrowings. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	30 June 2004	30 June 2003
Cash at bank	26,984	6,529,627
Short term deposits	17,320,000	320,000
	17,346,984	6,849,627

(b) Reconciliation of Net Operating Cash Flow Activities To Operating Loss After Income Tax

	30 June 2004	30 June 2003
Net Loss	(9,543,526)	(8,570,079)
Adjustments for non-cash items		
Depreciation	164,950	86,968
Asset not paid for at year end	(356,140)	-
Issue of options for services provided	101,500	-
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	(99,378)	56,040
(Increase)/decrease in other assets	102,366	(151,436)
Increase/(decrease) in trade creditors	707,328	730,390
Increase/(decrease) in employee provisions	46,050	16,990
Net cash used in operating activities	(8,876,850)	(7,831,127)

(c) Financing And Investing Activities

During the year 57,417,061 ordinary shares were issued resulting from:

- The exercise of 45,737,843 ordinary options (2003: 11,753,653).
- The exercise of 153,385 employee options (2003: 85,992).
- The application for 5,525,833 shares by existing shareholders pursuant to an offer made under the Company's Share Purchase Plan (2003: nil).
- The private placement of 6,000,000 shares to two of the Company's existing largest shareholders. (2003: nil).

(d) Foreign Currency Dealing Facility

The Company has access to a foreign currency dealing facility to the value of AUD$150,000. The facility was not utilised during the year.





13. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

(i) Specified directors

Dr Arthur Emmett	Chairman (Non executive)
Dr Chris Belyea	Managing Director
Associate Professor Frank Man-Woon Ng	Director (non executive)
Dr Evert Vos	Director (non executive)
Dr Roland Scollay	Director (non executive)
Patrick Sutch	Director (non executive)

Appointed

Patrick Sutch – 15 May 2004

Retired

Associate Prof Frank Ng – 24 March 2004

(ii) Specified executives

David Kenley	Vice President – Corporate Development & Joint Company Secretary
Caroline Herd	Vice President – Clinical Development
Mary Saleh	Vice President – Research
Belinda Shave	Financial Controller & Joint Company Secretary

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

The remuneration committee of Metabolic Pharmaceuticals Ltd is responsible for determining and reviewing compensation arrangements for the directors and executives. The remuneration committee assesses the appropriateness of the nature and amount of emoluments of such officers by considering the performance of executive directors and executives, the performance of the Company and the general pay environment to ensue that policies and practices enable the Company to attract, motivate and retain directors and executives who will create value for shareholders.

The Board is responsible for reviewing its own performance. The non-executive directors are responsible for evaluating the performance of the chief executive officer, who in turn evaluates the performance of all other senior executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

(ii) Remuneration of Specified Directors and Specified Executives

The Company has adopted the fair value measurement provisions for all options granted to Specified Directors and Specified Executives, which had not vested as at 1 July 2003. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures). Prior to 1 July 2002, the Company disclosed the fair value of option grants using the Black Scholes option-pricing model but did not allocate those values over the vesting period. Rather, the full fair value of the grant was disclosed as an emolument in the year of grant. As a result, included in the amounts disclosed above as option emoluments in relation to the 2004 financial year, are amounts related to unexpired options that were granted and therefore also disclosed as part of emoluments in prior years as well.

From 1 July 2002, options granted as part of director and executive emoluments have been valued using the Black Scholes or Hoadley option pricing models, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. For the year ended 30 June 2004 the amortised value of options granted to specified directors and specified executives are included in the tables below:

13. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(iii) Remuneration of Specified Directors and Specified Executives (continued)

Specified Directors		*Primary* Salary & Fees $	Consultancy Fees $	*Post Employment* Super-annuation	*Equity* Options	*Total $*
Emmett A - Chairman (non executive)	2004	50,000	-	4,500	10,287	64,787
	2003	38,500	-	3,465	10,520	52,485
Belyea C - Managing Director	2004	250,008	-	22,501	29,751	302,260
	2003	200,016	-	18,001	30,450	248,467
Ng F – Director (non executive) (a)	2004	13,500	37,500	1,215	29,751	81,966
	2003	15,000	50,000	1,350	30,450	96,800
Vos E – Director (non-executive)	2004	32,000	52,009	-	29,751	113,760
	2003	30,000	97,261	-	30,450	157,711
Scollay R - Director (non-executive) (b)	2004	21,000	-	-	-	21,000
	2003	9,253	-	-	-	9,253
Sutch P - Director (non- executive) (c)	2004	3,750	-	-	-	3,750
	2003	-	-	-	-	-
Total Remuneration: Specified Directors	2004	370,258	89,509	28,216	99,540	587,523
	2003	292,769	147,261	22,816	101,870	564,716

(a) Associate Prof Frank Ng retired from the board on 24 March 2004.

(b) Dr Roland Scollay was appointed to the Board on 19 November 2002.

(c) Patrick Sutch was appointed to the board on 15 May 2004.

Specified Executives		*Primary* Salary & Fees $	Cash Bonus $	*Post Employment* Super-annuation	*Equity* Options	*Total $*
Kenley D – Vice President Corporate	2004	136,050	35,845	15,471	22,313	209,679
Development & Joint Company Secretary	2003	75,000	-	6,750	22,838	104,588
Herd C – Vice President Clinical Development	2004	112,445	10,000	11,020	10,577	144,042
	2003	120,000	10,000	11,700	6,881	148,581
Shave B – Financial Controller &	2004	107,165	4,000	10,005	4,210	125,380
Joint Company Secretary	2003	69,160	2,000	6,404	133	77,697
Saleh M - Vice President Research	2004	79,579	-	7,162	5,949	92,690
	2003	32,282	10,000	3,805	5,949	52,036
Total Remuneration: Specified Executives	2004	435,239	49,845	43,658	43,049	571,791
	2003	296,442	22,000	28,659	35,801	382,902

(iv) Remuneration of Specified Directors and Specified Executives

From 1 July 2002, options granted as part of Specified Director and Specified Executive emoluments have been valued using the Black Scholes or Hoadley option pricing models, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. For the year ended 30 June 2004 the amortised fair value of options granted to Specified Directors and Specified executives are summarised in the tables below:

Specified Directors	A Emmett	C Belyea	E Vos	F Ng	R Scollay	P Sutch
Options granted (number) (a)	107,692	323,077	323,077	323,077	-	-
Value for year ended 30.6.04 ($) (a)	9,620	28,862	28,862	28,862	-	-
Options granted (number) (b)	300,000	400,000	400,000	400,000	-	-
Value for year ended 30.6.04($) (b)	667	889	889	889	-	-
Options granted (number) (c)	92,308	276,923	276,923	276,923	-	-
Value for year ended 30.6.04 ($) (c)	-	-	-	-	-	-
Total ($)	10,287	29,751	29,751	29,751	-	-

13. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(iv) Remuneration of Specified Directors and Specified Executives (continued)

(a) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.402.

(b) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.01.

(c) At a General Meeting on 23 July 2003 shareholders ratified the issue of 1,200,000 replacement options to the Directors and Company Secretary with an exercise price of 55¢ and an expiry date of 31 July 2005, conditional upon the cancellation of the 1,200,000 options ("cancelled options") granted to the Directors and Company Secretary under the Company's Prospectus dated 17 August 1998 which had an exercise price of 43.33¢ and an expiry date of 31 July 2003.

The directors have estimated the fair value of the replacement options as nil on the following basis:

- At the date of surrender of the cancelled options on 23 July 2003, the closing share price for the Company's fully paid ordinary shares was $0.78. Accordingly the intrinsic foregone value of the cancelled options at the date of surrender was 34.67¢, being the closing share price of $0.78 less the exercise price of 43.33¢
- The replacement options have no vesting restrictions and accordingly their full value is included as at the date of grant. The value of the replacement options using the Hoadley option price calculator (in accordance with AASB1046.6.3(c)) is 31¢, being 3.67¢ less than the intrinsic foregone value of each cancelled option.

As indicated above, given that the intrinsic foregone value of each cancelled option was 34.67¢ and the value of the replacement options using the Hoadley option price calculator was 31¢, the net value of the options granted and foregone as a result of shareholder ratification at the General Meeting on 23 July 2003 was less than zero. Accordingly, the replacement options have been included at no value.

Specified Executives	D Kenley	C Herd	B Shave	M Saleh
Options granted (number) (a)	207,692	-	-	-
Value for year ended 30.6.04 ($) (a)	-	-	-	-
Options granted (number) (b)	242,308	-	-	-
Value for year ended 30.6.04 ($) (b)	21,646	-	-	-
Options granted (number) (c)	300,000	-	60,000	-
Value for year ended 30.6.04 ($) (c)	667	-	134	-
Options granted (number) (d)	-	-	-	250,000
Value for year ended 30.6.04 ($) (d)	-	-	-	5,949
Options granted (number) (e)	-	-	-	-
Value for year ended 30.6.04 ($) (e)	-	-	-	-
Options granted (number) (f)	-	250,000	-	-
Value for year ended 30.6.04 ($) (f)	-	4,109	-	-
Options granted (number) (g)	-	150,000	-	-
Value for year ended 30.6.04 ($) (g)	-	6,468	-	-
Options granted (number) (h)	-	-	130,000	-
Value for year ended 30.6.04 ($) (h)	-	-	4,076	-
Total ($)	22,313	10,577	4,210	5,949

(a) Options granted 23/7/03 expiring on 31/7/05 with an exercise price of 55¢ - no fair value. (see note 13(b)(iv)(c))

(b) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 43.33¢. The valuation of these options as at the grant date is $0.402.

(c) Options granted 10/3/00 expiring on 10/9/04 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.01.

(d) Options granted 11/12/00 expiring on 11/11/05 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.117.

(e) Options granted 25/5/01 expiring on 25/4/06 with an exercise price of 80¢. The valuation of these options as at the grant date is $0.385.

(f) Options granted 14/12/01 expiring on 14/11/06 with an exercise price of 90¢. The valuation of these options as at the grant date is $0.0808.

(g) Options granted 22/11/02 expiring on 22/10/07 with an exercise price of 90¢. The valuation of these options as at the grant date is $0.212.

(h) Options granted 23/12/03 expiring 23/11/08 with an exercise price of $1.00. The valuation of these options as at the grant date is $0.334.

13. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(iv) Remuneration of Specified Directors and Specified Executives (continued)

(c) Remuneration options: Granted and vested during the year

Specified Directors

	Vested During the Year (Number)	Granted (Number) 7(a)(i)	Grant Date	Value per option as at Grant Date ($) 13(b)(iv)(c)	Terms and Conditions for Each Grant: Exercise price per share ($)	First Exercise Date	Last Exercise Date
Emmett A	173,846	92,308	23/07/03	-	55c	23/07/03	31/07/05
Belyea C	421,538	276,923	23/07/03	-	55c	23/07/03	31/07/05
Ng F	421,538	276,923	23/07/03	-	55c	23/07/03	31/07/05
Vos E	421,538	276,923	23/07/03	-	55c	23/07/03	31/07/05
Scollay R	-	-	-	-	-	-	-
Sutch P	-	-	-	-	-	-	-

Specified Executives

	Vested During the Year (Number)	Granted (Number) 7(a)(i)&(ii)	Grant Date	Value per option as at Grant Date ($) (i)&13(b)(iv)(c)	Terms and Conditions for Each Grant: Exercise price per share ($)	First Exercise Date	Last Exercise Date
Kenley D	316,154	207,692	23/07/03	-	55c	23/07/03	31/07/05
Herd C	105,000	-	-	-	-	-	-
Shave B	12,000	120,000	23/12/03	33.4c	$1.00	23/12/04	23/11/08
Saleh M	75,000	-	-	-	-	-	-

(i) On 23 December 2003, 120,000 options were issued to a specified executive as part of the Metabolic Employee Share Option Plan. Each option has an expiry date of 23 November 2008 and entitles the holder to purchase one ordinary share at an exercise price of $1.00. The directors have estimated the fair value of these options at $0.334 by using the Black Scholes option-pricing model which values each option, based on the expiration date and exercise price. (see also note 7(a)(ii))

(d) Option Holdings of Specified Directors and Specified Executives

Specified Directors

	Balance 01/07/03	Granted as remuner-ation	Options exercised	Net Other Change (Cancelled)(i)	Balance 30/06/04	Vested at 30 June 2004: Vested total	Exercisable	Unexercisable
Belyea C	1,000,000	276,923	-	(276,923)	1,000,000	1,000,000	1,000,000	-
Emmett A	636,500	92,308	136,500	(92,308)	500,000	500,000	500,000	-
Ng F	1,000,000	276,923	-	(276,923)	1,000,000	1,000,000	1,000,000	-
Vos E	1,000,000	276,923	-	(276,923)	1,000,000	1,000,000	1,000,000	-
Scollay R	-	-	-	-	-	-	-	-
Sutch P	-	-	-	-	-	-	-	-

(i) Represents options cancelled pursuant to a General Meeting of shareholders held on 23 July 2003. (see also note 7(a)(i))

13. DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(iv) Remuneration of Specified Directors and Specified Executives (continued)

(d) Option Holdings of Specified Directors and Specified Executives (continued)

Specified Executives

	Balance 01/07/03	Granted as remuneration	Options exercised	Net Other Change (i)	Balance 30/06/04	Vested at 30 June 2004		
						Vested total	Exercisable	Unexercisable
Kenley D	2,202,708	207,692	(1,490,708)	(169,692)	750,000	750,000	750,000	-
Herd C	400,000	-	-	-	400,000	130,000	130,000	270,000
Shave B	145,400	120,000	(85,400)	-	180,000	60,000	60,000	120,000
Saleh M	250,000	-	-	-	250,000	175,000	175,000	75,000

(i) *Includes the cancellation of 207,708 options. (see also note 7(a)(i))*

(e) Shareholdings of Specified Directors and Specified Executives

Specified Directors

	Balance 01/07/03	Granted as remuneration (Ord)	On Exercise of Options (Ord)	Net Change Other (Ord)	Balance 30/06/04 (Ord)
Belyea C	141,000	-	-	-	141,000
Emmett A	-	-	136,500	-	136,500
Ng F	-	-	-	8,322,480	8,322,480 (i)
Vos E	50,000	-	-	10,000	60,000
Scollay R	-	-	-	-	-
Sutch P	-	-	-	-	-

(i) *Associate Professor Frank Ng retired as a Director on 24 March 2004 and accordingly his balance of shares is shown as at that date.*

Specified Executives

	Balance 01/07/03	Granted as remuneration (Ord)	On Exercise of Options (Ord)	Net Change Other (Ord)	Balance 30/06/04 (Ord)
Kenley D	60,000	-	1,490,708	64,315	1,615,023
Herd C	-	-	-	-	-
Shave B	-	-	85,400	-	85,400
Saleh M	-	-	-	-	-

(f) Summary of the direct and indirectly held share and option holdings of Directors at 30 June 2004

(i) Options

- directly	3,750,000
- indirectly	-
	3,750,000

(ii) Ordinary shares

- directly	60,000
- indirectly	277,500
	337,500

14. RELATED PARTY DISCLOSURES

Other than as disclosed in the Specified Directors and Specified Executive Disclosures section of the financial statements (note 13), there were no transactions with related parties during the period under review.

15. REMUNERATION OF AUDITORS

	30 June 2004	30 June 2003
	$	$
Amounts received, or due and receivable, for the audit and review of the financial reports by:		
- Ernst & Young	21,500	20,400
Total for entity auditors	21,500	20,400
Amounts received, or due and receivable for other services by:		
- Ernst & Young	17,000	2,000
Total for entity auditors	38,500	22,400



		30 June 2004	30 June 2003
		$	$

16. CORPORATE INFORMATION

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

17. SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively and relevant financial information is presented in the Statement of Financial Position and Statement of Financial Performance.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) The carrying amounts of cash assets (current), receivables (current) and payables approximate their fair values.

(b) The Company's maximum exposure to credit risk at reporting date in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the Statement of Financial Position.

19. COMMITMENTS

	30 June 2004 $	30 June 2003 $
(a) Operating office lease expenditure contracted for is payable:		
- Within the period of 12 months	171,876	58,300
- Within the period of 12 months to 5 years	28,646	55,908

Operating Leases have an average lease term of 3 years.

	30 June 2004 $	30 June 2003 $
(b) Commitments to various contractors and suppliers payable:		
- Within the period of 12 months	3,217,450	2,546,497
- Within the period of 12 months to 5 years	-	-

20. FOREIGN CURRENCY EXPOSURE

Australian Dollar equivalent of amounts payable in foreign currency recorded as payables which are not effectively hedged:	30 June 2004 $	30 June 2003 $
United States Dollars	709,317	28,792
British Pounds	354,759	326,987

21. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Metabolic Pharmaceuticals Limited has commenced transitioning its accounting and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The Company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As the Company has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the Company prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below is the key area where accounting policies will change and may have an impact on the financial report of the Company.

Share based payments

Under AASB2 Share Based Payments, the Company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.





ERNST & YOUNG

Independent audit report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the Statement of Financial Position, Statement of Financial Performance, Statement of Cash Flows, accompanying notes to the financial statements, and the directors' declaration for Metabolic Pharmaceuticals Limited (the Company), for the year ended 30 June 2004.

The directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Company, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Company.

Independence

We are independent of the Company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion

In our opinion, the financial report of Metabolic Pharmaceuticals Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2004 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



Denis Thorn
Partner
Melbourne
20 August 2004

Additional information required by the Australian Stock Exchange Ltd which may not be shown elsewhere in this report is as follows. The information is current as at 25 August 2004.

DISTRIBUTION OF EQUITY SECURITIES

The number of shareholders, by size of holding, of quoted Fully Paid Ordinary Shares are:

	Fully Paid Ordinary Shares	
Category	No. of Holders	No. of Shares
1 - 1,000	643	518,875
1,001 - 5,000	2,469	7,765,951
5,001 - 10,000	1,338	11,042,270
10,001 - 100,000	1,930	54,730,846
100,001 - and over	194	154,640,052
Total	6,574	228,697,994
No. of holders with less than a marketable parcel	43	6,946

The names of the twenty largest shareholders of quoted Fully Paid Ordinary Shares and their respective holdings are:

	No of Shares	% Interest
Polychip Pharmaceuticals Pty Ltd	48,004,505	20.99%
Monash Investment Holdings Pty Ltd	21,677,520	9.48%
National Nominees Limited	7,680,440	3.36%
Queensland Investment Corporation	6,779,057	2.96%
Jalitech Pty Ltd <Frank Man-Woon Ng A/C>	6,172,480	2.70%
Bow Lane Nominees Pty Ltd	3,622,938	1.58%
JP Morgan Nominees Australia Limited	3,533,357	1.54%
Peters Investments Pty Ltd	3,500,000	1.53%
Stan John Siejka	1,859,900	0.81%
ANZ Nominees Limited	1,786,597	0.78%
Westpac Custodian Nominees Limited	1,740,021	0.76%
David Kenley	1,259,013	0.55%
Equity Trustees Limited <JM Asset Management A/C>	1,101,764	0.48%
Kay Mitris	1,100,000	0.48%
Charles Ovadia & Maureen Ovadia	1,000,000	0.44%
Cenotaph Nominees Pty Ltd	924,607	0.40%
JFF Steven Pty Ltd	899,467	0.39%
Sarantina Capital Pty Ltd	835,609	0.37%
Harech Pty Ltd <Porter Super Fund A/C>	806,870	0.35%
Barry Moran & Maureen Moran	800,000	0.35%
	115,084,145	50.30%

VOTING RIGHTS

Clauses 43 to 52 of the Company's Constitution stipulate the voting rights of members. In summary but without prejudice to the provisions of the Constitution, every member present in person or by representative, proxy or attorney shall have one vote on a show of hands and on a poll have one vote for each share held by the member. The Company's shares are quoted on Australian Stock Exchange Limited.

SUBSTANTIAL SHAREHOLDERS

The names of the substantial shareholders of the Company and their respective holdings are:

	No. of Shares
Polychip Pharmaceuticals Pty Ltd (held in escrow until 23.10.04)	48,004,505
Monash Investment Holdings Pty Ltd (held in escrow until 13.10.05)	21,677,520


metabolic









DESIGNED AND PRODUCED BY ARTWORDS PTY LTD · www.artwords.com.au


metabolic



ANNUAL REPORT 2004

Metabolic Pharmaceuticals Limited
Level 3, 509 St Kilda Road
Melbourne, Victoria 3004
Phone +61 3 9860 5700


metabolic

Metabolic Pharmaceuticals Limited ABN 96 083 866 862

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Shareholders of Metabolic Pharmaceuticals Limited ("Company") will be held at Level 23, Rialto South Tower, 525 Collins Street, Melbourne, Victoria, on Friday, 29 October 2004 at 10.00 am.

BUSINESS

- **To table:**
  - the financial report;
  - the directors' report; and
  - the auditor's report,

  of the Company for the year ended 30 June 2004 for shareholder consideration and discussion.
- **To consider and if thought fit to pass (with or without modification) resolutions 1, 2, 3, 4 and 5 as ordinary resolutions.**

1. **RESOLUTION 1 – RE-ELECT ARTHUR EMMETT AS DIRECTOR:**

   Arthur Emmett, a director retiring by rotation in accordance with the Constitution of the Company, being eligible and having signified his candidature for the office, be and is hereby re-elected a director of the Company.

2. **RESOLUTION 2 – RE-ELECT EVERT VOS AS DIRECTOR:**

   Evert Vos, a director retiring by rotation in accordance with the Constitution of the Company, being eligible and having signified his candidature for the office, be and is hereby re-elected a director of the Company.

3. **RESOLUTION 3 – ELECT PATRICK SUTCH AS DIRECTOR:**

   Patrick Sutch, having been appointed a director of the Company on 15 May 2004, being eligible and having signified his candidature for the office, be and is hereby elected a director of the Company.

4. **RESOLUTION 4 – RATIFICATION OF PRIOR ISSUE OF SHARES**

   In accordance with the requirements of Australian Stock Exchange Listing Rule 7.4, shareholders ratify the issue on 4 May 2004 of 6,000,000 fully paid ordinary shares in the Company at $0.81 per share, as listed below:

Allottee	No. of Shares
National Nominees Limited (Acorn Capital Limited)	1,840,000
JP Morgan Nominees Australia Limited (Acorn Capital Limited)	160,000
Queensland Investment Corporation	4,000,000
	6,000,000

5. **RESOLUTION 5 – NON-EXECUTIVE DIRECTORS' MAXIMUM AGGREGATE REMUNERATION:**

   That in accordance with clause 61 of the Company's Constitution and Australian Stock Exchange Listing Rule 10.17, the maximum aggregate annual sum able to be paid as remuneration to Non-Executive Directors be increased by $100,000 from $200,000 to $300,000.

- **Other Business**

  To deal with any other business that may be brought forward in accordance with the Constitution of the Company and the Corporations Act.

PROXY NOTES

- A member has the right to appoint a proxy. The proxy may be an individual or a body corporate.
- A proxy need not be a member of the Company.
- A member who is entitled to exercise two or more votes may appoint two proxies and, in the case of such an appointment, may specify the proportion or number of votes each proxy is appointed to exercise.
- If a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes which each proxy may exercise, each proxy may exercise half of the votes.
- The proxy form must be signed by the member or the member's attorney. Proxies given by corporations must be signed either under the hand of duly authorised officers or an attorney or otherwise authenticated as prescribed in the Corporations Regulations. Note, the Company does not provide for the appointment of proxies by email or internet based voting.
- To be valid the form appointing the proxy, power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be posted or delivered to the registered office of the Company, Level 3, 509 St. Kilda Road, Melbourne, Victoria 3004 or sent by facsimile to +61 3 9860 5777 not later than 48 hours before the time for holding of the meeting.
- Members should refer to the Explanatory Memorandum, which accompanies and forms part of this Notice of Annual General Meeting, for information regarding voting restrictions.

DETERMINATION OF VOTING ENTITLEMENTS

In accordance with Regulation 7.11.37 of the Corporations Regulations, a person's entitlement to vote at the Annual General Meeting will be determined by reference to the number of fully paid ordinary shares registered in the name of that person (reflected in the register of members) as at 5.00 pm Melbourne time Wednesday, 27 October 2004, for the purposes of the meeting.

Dated the 22nd day of September 2004

By order of the Board

B Shave

Belinda Shave
Company Secretary



EXPLANATORY MEMORANDUM

PURPOSE OF INFORMATION

The purpose of this Explanatory Memorandum (which is included and forms part of the Notice of Annual General Meeting dated 22 September 2004) is to provide members with an explanation of the business of the meeting and of the resolutions to be proposed and considered at the Annual General Meeting on 29 October 2004 and to assist members to determine how they wish to vote on each resolution.

RESOLUTION 1 AND 2 – RE-ELECTION OF DIRECTORS

INTRODUCTION

Clause 58 of the Constitution of Metabolic Pharmaceuticals Limited requires that at each annual general meeting one-third of the Directors or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors must retire by rotation. It further provides that a Director must retire from office at the conclusion of the third annual general meeting after the Director was last elected, even if his or her retirement results in more than one-third of all Directors retiring from office. Arthur Emmett and Evert Vos retire by rotation and are eligible for re-election. Accordingly they seek re-election as directors.

RE-ELECTION OF ARTHUR EMMETT

Dr Arthur Emmett has been Chairman of the Board since the Company's listing in 1998. He received a Medical Degree at Sydney University in 1959. For seven years from 1971 he was Medical Director of the Australian Affiliates of G.D. Searle, Parke Davis and W.S. Merrell. Dr Emmett spent the next 20 years with Ciba Geigy (now Novartis). In 1983 he was appointed Business Head North America, UK and the Nordic area based in Switzerland and in 1988 was made Head of Worldwide Medical Affairs. In 1989 he was appointed Senior Vice-President, Medical & Public Affairs based in the United States. In 1994 he was appointed President and Vice-Chairman of the Board of Beijing Ciba Geigy Pharma Ltd. Since 1997 Dr Emmett has periodically acted as a health care consultant in China.

RE-ELECTION OF EVERT VOS

Dr Evert Vos has been a director of the Company since its listing in 1998. He received an honours degree in Physiology and a PhD in Pharmacology from the University of Alberta in Canada. He also has a Medical Degree from Memorial University of Newfoundland. Over the past 20 years he has gained extensive experience in the pharmaceutical industry, working initially with Smith Kline & French (now Glaxo Smith Kline), and subsequently with Ciba Geigy Canada (now Novartis) as Director of Clinical Investigation. For 11 years until 1997 he was a member of the Management Committee as Vice-President for Medical Affairs and Research and Development for Ciba Pharmaceuticals. He has served on the Boards of several scientific societies, as well as on national committees including the Medical Research Council of Canada. Until 2002, Dr Vos held the full-time position of Director of Medical and Regulatory Affairs. Currently he resides in Albuquerque, US, where he is on Faculty of Medicine at the University of New Mexico and is Attending Physician in Heart Failure Clinics of the Division of Cardiology. Since moving to the US, Dr Vos continues to contribute as a consultant to Metabolic as Medical Director.

RESOLUTION 3 – ELECTION OF DIRECTOR

INTRODUCTION

Clause 56 of the Constitution of Metabolic Pharmaceuticals Limited requires that a director appointed since the last annual general meeting will hold office until the next annual general meeting of the Company when the director may be elected. Mr Patrick Sutch, who was appointed a director of the Company in May 2004, seeks election as a director.

ELECTION OF PATRICK SUTCH

Mr Patrick Sutch was appointed a director of the Company on 15 May 2004. He spent 26 years with the Hongkong and Shanghai Banking Corporation (now HSBC) gaining extensive international banking experience. He left HSBC in 1992 as its Vice President – International Marketing (Financial Institutions) New York. In 1993 he joined NASDAQ International Limited, based in London and gained significant experience in his role as Vice President and Managing Director, Asia Pacific. He was responsible for identifying and assisting companies in preparation for NASDAQ listings. In June 2000 he received the NASDAQ President's Award for outstanding performance and dedicated service.

RESOLUTION 4 – RATIFICATION OF PRIOR SHARE ISSUE

DETAILS OF ISSUE:

A total of 6,000,000 fully paid ordinary shares in the Company were issued to the allottees in the number and at the issue price set out in Resolution 4. Each share was issued on the same terms and ranking equally in all respects with existing fully paid ordinary shares in the Company on issue.

REASONS FOR ISSUE – USE OF FUNDS RAISED:

The shares issued as set out above were issued to raise money for the Company's working capital purposes.

SHAREHOLDER APPROVAL:

Under Listing Rule 7.1, the prior approval of shareholders of the Company is required to an issue of shares and/or grant of options if the securities will, when aggregated with securities issued by the Company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rules 7.1 and 7.4 provide that, where a company in general meeting ratifies an issue of equity securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation. This will allow the Company to raise further capital without the delay involved with the requirement to seek prior shareholder approval, so that the Company can take advantage of opportunities as they arise.

EFFECT OF SHAREHOLDER APPROVAL:

If approved, Resolution 4 will ratify and approve the previous issue of a total of 6,000,000 fully paid ordinary shares as set out above.

ADVANTAGES TO THE PASSING OF RESOLUTION 4:

Ratification of the issue of the shares referred to above will enable the Company to issue additional shares in the capital of the Company in the future (if necessary), up to the 15% limit, without requiring shareholder approval.

DISADVANTAGES TO THE PASSING OF RESOLUTION 4:

The Directors do not believe that there are any disadvantages to shareholders which arise from ratification of the issue of the shares the subject of Resolution 4.

RESOLUTION 5 – NON-EXECUTIVE DIRECTORS' MAXIMUM AGGREGATE REMUNERATION

Clause 61 of the Constitution of the Company provides that the Directors (other than Executive Directors) may collectively be paid as remuneration for their services a fixed sum not exceeding the aggregate maximum sum from time to time determined by the Company in general meeting.

Recommendation 2.1 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations states that a majority of the board should be independent directors. In moving towards this goal, the Company intends at some stage in the future to appoint one or more directors to increase the number of independent directors on the Board. Accordingly, the Company proposes that the aggregate maximum sum able to be paid annually to the Directors (other than for Executive Directors) in the form of Directors' fees be increased by \$100,000 from \$200,000 to \$300,000.

VOTING EXCLUSION STATEMENTS

The Company will disregard any votes cast on Resolution 4 by:

- Any of the allottees; and
- An associate of any of the allottees.

The Company will disregard any votes cast on Resolution 5 by:

- Any Director of the Company; and
- An associate of any Director of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

